Exhibit 99.1

ANNUAL INFORMATION FORM

For the year ended December 31, 2016

Dated as of March 24, 2017

P.O. Box 41, Axa Place

Suite 1660, 999 West Hastings Street

Vancouver, B.C. V6C 2W2 Canada

Phone: (604) 688-9592

Fax: (604) 688-9532

TABLE OF CONTENTS

Page

PRELIMINARY NOTES	- 1 -

Date of Information	- 1 -
Currency	- 1 -
Conversion Table	- 1 -
Cautionary Statements Regarding Forward Looking Statements	- 1 -
Cautionary Note to United States Investors Regarding Mineral Reserve and Resource Estimates	- 3 -
Glossary of Terms	- 4 -
Mineral Application Process in Chile	- 8 -

CORPORATE STRUCTURE	- 9 -

Name and Incorporation	- 9 -
Intercorporate Relationships	- 9 -

GENERAL DEVELOPMENT OF THE BUSINESS	- 9 -

Three Year History	- 9 -
2014	- 10 -
2015	- 11 -
2016	- 12 -

DESCRIPTION OF THE BUSINESS	- 13 -

General	- 13 -
Specialized Skills	- 13 -
Competitive Conditions	- 13 -
Business Cycles	- 14 -
Environmental Protection Requirements	- 14 -
Employees	- 14 -
Foreign Operations	- 14 -
Social or Environmental Policies	- 14 -
Risk Factors	- 15 -
Operations and Mineral Exploration Risks	- 15 -

PRINCIPAL PROJECT	- 23 -

CASPICHE	- 23 -

Introduction	- 24 -
Caution Regarding Forward-Looking Information	- 25 -
Project Location	- 26 -
Property Ownership	- 26 -
Property Description	- 27 -
Geology and mineralization	- 27 -
Drilling	- 28 -
Mineral processing and metallurgical testing	- 29 -
Oxide mineralization	- 29 -
Sulphide mineralization	- 30 -
Mineral resource estimate	- 30 -
Mineral reserves estimate	- 32 -
Mining methods	- 33 -

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Process design and recovery	- 35 -
Process plant description	- 35 -
Project infrastructure	- 36 -
Power supply	- 36 -
Tailings handling	- 36 -
Marketing studies	- 37 -
Conclusions and Recommendations	- 45 -

DIVIDENDS AND DISTRIBUTIONS	- 46 -

DESCRIPTION OF CAPITAL STRUCTURE	- 47 -

MARKET FOR SECURITIES	- 48 -

PRIOR SALES	- 48 -

DIRECTORS AND EXECUTIVE OFFICERS	- 49 -

Name, Address and Occupation	- 49 -

CEASE TRADE ORDERS	- 50 -

PENALTIES OR SANCTIONS	- 51 -

BANKRUPTCIES	- 51 -

CONFLICT OF INTEREST	- 51 -

LEGAL PROCEEDINGS	- 52 -

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	- 52 -

TRANSFER AGENT	- 52 -

MATERIAL CONTRACTS	- 52 -

NAME AND INTEREST OF EXPERTS	- 53 -

AUDIT COMMITTEE	- 53 -

ADDITIONAL INFORMATION	- 55 -

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EXETER RESOURCE CORPORATION

PRELIMINARY NOTES

Date of Information

In this Annual Information Form (the “AIF”), unless the content otherwise requires, references to “our”, “us”, “it”, “its”, “the Company” or “Exeter” mean Exeter Resource Corporation and its subsidiaries. All the information contained in this AIF is as at December 31, 2016, the last day of the Company’s most recently completed financial year, unless otherwise indicated.

Currency

All dollar amounts referenced in this AIF are expressed in Canadian dollars, unless otherwise indicated.

Conversion Table

For ease of reference in this AIF, the following conversion factors from metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares (ha)	Acres	2.471
Metres (m)	Feet (ft)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne (g/t)	Ounces/ton (troy/ton)	0.029

Cautionary Statements Regarding Forward Looking Statements

This AIF contains “forward looking information” and “forward-looking statements” (together, “forward-looking statements”) within the meaning of securities legislation in Canada and the United States Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to the Company operating in the resource industry, which is highly speculative, and has certain inherent exploration risks which could have a negative effect on the Company’s operations;
•	risks related to the Company not having any mineral reserves;
•	risks related to the Company’s requirement to make advance royalty payments and perform certain other obligations to maintain its interest in Caspiche;
•	risks related to the Company’s ability to secure water rights to its water discovery or adequate water or power resources for the Caspiche project in the near term;
•	risks related to the Company’s operations containing significant uninsured risks which could negatively impact future profitability as the Company maintains no insurance against its operations;
•	risks related to the Company not having surveyed any of its properties, including risks related to the lack of guarantee on clear title to mineral properties and the uncertainty that the Company could lose title and ownership of its properties which would have a negative effect on the Company’s operations and valuation;
•	risks related to the court challenge to the land easement granted to the Company by the Chilean government and the potential loss of certain surface rights in the event that the court challenge is successful;
•	risks related to environmental approvals, when received, being subject to court challenges. Such challenges, if successful can result in considerable additional costs or delay or stop future project development;
•	risks related to changes in the market price of gold, copper, silver, and other minerals which in the past has fluctuated widely and which could affect the profitability of possible future operations and financial condition;
•	risks related to land reclamation requirements which may be burdensome;
•	risks related to regulations governing issues involving climate change, which could have a material adverse effect on the Company’s business;
•	risks related to the natural resource industry being highly competitive, which could restrict the Company’s growth;
•	risks related to market forces outside the Company’s control that could negatively impact the Company’s operations;
•	risks related to the Company being subject to environmental laws and regulations which may increase the costs of doing business and/or restrict operations;
•	risks related to the Company’s property interests being in foreign countries which are subject to risks from political and economic instability in those countries;
•	risks related to the Company having a history of losses and expecting losses to continue for the foreseeable future and will require additional equity financings, which will cause dilution to existing shareholders;
•	risks related to the global economy;

•	risks related to the Company’s lack of cash flow sufficient to sustain operations and its expectation that it will not receive operating revenue in the foreseeable future;
•	risks related to foreign currency fluctuations;
•	risks associated with securing agreements with indigenous communities;
•	risks related to the market for the Company’s common shares being subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Company’s common shares;
•	risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;
•	risks that the Company could be deemed a passive foreign investment company (“PFIC”), which could have negative consequences for U.S. investors;
•	risks related to the Company’s intent to not pay dividends;
•	risks related to increased costs and compliance risks as a result of being a public company;
•	risks related to differences in United States and Canadian reporting of reserves and resources;
•	risks related to the potential inability of U.S. investor’s to enforce civil liabilities against the Company or its directors, controlling persons and officers; and
•	risks related to the Company being a foreign private issuer under U.S. securities laws.

The above list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in this AIF. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note to United States Investors Regarding Mineral Reserve and Resource Estimates

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ materially from the definitions in the United States Securities and Exchange Commission’s Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC Industry Guide 7 reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this AIF and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder, including SEC Industry Guide 7.

Glossary of Terms

Ag – symbol used for silver in the periodic table of elements.

Alteration – any change in the mineral composition of a rock brought about by physical or chemical means.

Andesite – a dark-colored, fine-grained extrusive rock that, when porphyritic, contains phenocrysts composed primarily of zoned sodic plagioclase and one or more of the mafic minerals.

As – symbol used for arsenic in the periodic table of elements.

Assaying – laboratory examination that determines the content or proportion of a specific metal (e.g. silver) contained within a sample. Technique usually involves firing/smelting.

Au – symbol used for gold in the periodic table of elements.

Breccia – a rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Bulk Sample – a collection of representative mineralized material whose location, geologic character and metal assay content can be determined, and then used for metallurgical or geotechnical testing purposes.

Carbon In Leach – a recovery process in which a slurry of gold ore, carbon granules and cyanide are mixed together. The cyanide dissolves the gold content and the gold is absorbed in the carbon. The carbon is subsequently separated from the slurry for further gold removal.

Channel Sampling – cutting a groove in a rock face or outcrop to obtain material for sampling.

Chip Sampling – taking of small pieces of rock with a pick along a line, or at random, from the width or face of an exposure or outcrop for exploration sampling.

Clastic – fragments of minerals and rocks that have been moved individually from their places of origin.

Cu – symbol used for copper in the periodic table of elements.

Cut-off grade – the lowest grade of mineralized material that qualifies as resource in a deposit. (i.e. contributing material of the lowest assay that is included in a resource estimate.)

Diamond Drilling – a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Diorite – an intrusive igneous rock.

Dip – the angle that a structural surface, a bedding or fault plane, makes with the horizontal, measured perpendicular to the strike of the structure.

Disseminated – where minerals occur as scattered particles in the rock.

Epithermal – low temperature hydrothermal process or product.

Exploration – work involved in searching for potentially economic deposits of minerals.

Fault – a fracture or break in rock along which there has been movement.

Feasibility Study (FS) – means a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Felsic – an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

Grade – the metal content of rock, generally in terms of percentage (%) or parts per million (ppm). With precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Hg – symbol used for mercury in the periodic table of elements.

Hydrothermal – the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Ignimbrite – a felsic volcanic tuff in which the fragments were welded together as the tuff cooled.

Intrusion/ Intrusive – molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

Magnetometer – an instrument for detecting and measuring changes in the earth’s magnetic field, including those in different rock formations which may indicate the presence of specific minerals.

Metallurgical Tests – are scientific procedures carried out on rock/material to determine the optimum extraction methods for the potentially economic metals contained in representative samples of the mineralization normally obtained from diamond drill hole cores are used for this test work.

Metallurgy – the study of the extractive processes which produce mineral concentrates or final metals for marketing, from their host rocks.

Mineral – a naturally occurring inorganic substance or compound having a definite chemical composition and a characteristic internal structure, usually in crystal form.

Mineral Resource – is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Modifying factors – considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Mineralization – a natural concentration in rocks or soil of one or more metalliferous minerals.

Net Smelter Return Royalty / NSR Royalty – a phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Open Pit – a mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.

Outcrop – the part of a rock formation that appears at the surface of the ground.

Oxide – a compound of oxygen with another element.

Phyllic Alteration – a hydrothermal alteration common in porphyry base-metal systems.

Porphyry – any igneous rock in which relatively large crystals are set in a fine-grained matrix of rock.

Pre-feasibility Study (PFS) – a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

Preliminary Economic Assessment (PEA) – a study, other than a pre-feasibility study (PFS) or feasibility study (FS), which includes an economic analysis of the potential viability of mineral resources.

Pyroclastic – produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent; applied to the rocks and rock layers as well as to the textures so formed.

Qualified Person – an individual who

a)	is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geoscience, or engineering, relating to mineral exploration or mining;

b)	as at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice;

c)	has experience relevant to the subject matter of the mineral project and the technical report;

d)	is in good standing with a professional association; and

e)	in the case of a professional association in a foreign jurisdiction, has a membership designation that

i)	requires attainment of a position of responsibility in their profession that requires the exercise of independent judgment; and

ii)	requires

A.	a favourable confidential peer evaluation of the individual’s character, professional judgement, experience, and ethical fitness; or

B.	a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining.

Quartz – crystalline silica; often forming veins in fractures and faults within older rocks.

Reverse Circulation (RC) Drilling – a type of percussion drilling where hammer force is transmitted down a length of steel drill rods to a rotating bit that breaks the rock into chips. The rock chips are forced to the surface using air or water forced down the outer chamber of a twin-walled drill rod and driven back to the surface through the inner chamber. The rock chips are then collected for analysis.

Rhyolite – a group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite.

Sampling – taking a sample of rock or material in order to test and assay its mineral composition.

Sediments/Sedimentary – rocks formed by the deposition of sediment or pertaining to the process of sedimentation.

Shear Zone – a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Silicification – the in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

Stockwork – a mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can potentially be mined.

Tuff – a general term for all consolidated pyroclastic rocks.

Vein – a thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

Volcanics – those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

Mineral Application Process in Chile

There are two types of mining concessions in Chile: exploration concessions and exploitation concessions. The principal characteristics of each are the following:

Exploration Concessions

The titleholder of an exploration concession has the right to carry out all types of mineral exploration activities within the area of the concession. Exploration concessions can overlap or be granted over the same area of land; however, the rights granted by an exploration concession can only be exercised by the titleholder with the earliest dated exploration concession over a particular area.

For each exploration concession the titleholder must pay an annual fee per ha to the Chilean Treasury (approximately US$ 1.40 for each ha of the exploration concession) and exploration concessions have a duration of two years. At the end of this period, they may (i) be renewed as an exploration concession for two further years in which case at least 50% of the surface area must be renounced, or (ii) be converted, totally or partially, into exploitation concessions.

A titleholder with the earliest dated exploration concession has a preferential right to be granted an exploitation concession in the area covered by the exploration concession, over any third parties with a later dated exploration or exploitation concession request. The titleholder must oppose any applications made by third parties for exploitation concessions within the area for the exploration concession to remain valid.

Exploitation Concessions

The titleholder of an exploitation concession is granted the right to explore and exploit the minerals located within the area of the concession and to take ownership of the minerals that are extracted. Exploitation concessions can only be overlapped by exploration concessions and the rights granted by an exploitation concession can only be exercised by the titleholder with the earliest dated exploitation concession over a particular area.

Exploitation concessions are of indefinite duration and an annual fee is payable to the Chilean Treasury in relation to the number of ha (approximately US$ 7.10 for each ha of the exploitation concession).

Where a titleholder of an exploration concession has applied to convert the exploration concession into an exploitation concession, the application for the exploitation concession and the exploitation concession itself is back dated to the date of the request of the exploration concession. A titleholder to an exploitation concession must apply to annul or cancel any exploitation concessions which overlap with the area covered by its exploitation concession within a certain time period in order for the exploitation concession to remain valid.

In accordance with Chilean law, from the date that an application for an exploitation concession is made to the court, the applicant has the right to transfer or grant an option to purchase the exploitation concession in the process of being constituted and the court has no discretion to refuse the final grant of the concession.

CORPORATE STRUCTURE

Name and Incorporation

The Company was incorporated under the name of Square Gold Explorations Inc. on February 10, 1984 under the Company Act of the Province of British Columbia (subsequently replaced by the Business Corporations Act (British Columbia)) with an authorized capital of 20,000,000 common shares without par value. On July 13, 1987, the Company changed its name to Glacier Resources Inc. and on August 19, 1988 changed its name to Golden Glacier Resources Inc.

On June 10, 2002 shareholders approved (i) a share consolidation on the basis of ten (10) old shares for one (1) new share (the “Consolidation”), (ii) an increase in the authorized share capital post-consolidation from 2,000,000 to 100,000,000 common shares, and (iii) a name change to Exeter Resource Corporation. The Consolidation and name change were made effective October 11, 2002.

On March 11, 2010, shareholders of the Company approved a plan of arrangement to create two independent companies independently focussed on mineral exploration and development in Argentina and Chile, respectively (the “Plan of Arrangement”), and (ii) a change in the authorized share capital from 100,000,000 to an unlimited number of common shares. Under the Plan of Arrangement, which was approved by a final order of the British Columbia Supreme Court on March 12, 2010, Exeter retained all assets relating to the Caspiche gold-copper discovery, together with approximately $45.0 million in working capital, and focussed on the advancement of Caspiche. On March 22, 2010 Exeter transferred to Extorre Gold Mines Limited, its Cerro Moro and other exploration properties in Argentina and approximately $25.0 million in working capital.

The head office of the Company is located at Suite 1660, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2. The address for service and the registered and records office of the Company is located at Suite 2900, 550 Burrard Street, Vancouver, British Columbia V6C 0A3.

Intercorporate Relationships

As of the effective date of this report, the Company has four wholly-owned subsidiaries: Sociedad Contractual Minera Eton Chile (“Eton Chile”), Sociedad Contractual Minera Retexe Chile (“Retexe Chile”), Minera Goldeye Chile Limitada (“Goldeye”) and Eton Mining Corp. (“Eton”). Eton Chile, Retexe Chile and Goldeye are Chilean corporations, registered to conduct the Company’s business in Chile. Eton is a British Columbia corporation, and is not currently active.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Company is engaged in the business of acquisition, exploration and development of mineral properties located in Chile; its business development over the last three years is described in the following paragraphs. Unless otherwise noted, Jerry Perkins, Vice President Development and Operations of the Company, a qualified person (“QP”) under NI 43-101, is responsible for the preparation of scientific or technical information in this AIF and Wendell Zerb, President and CEO of the Company, a QP under NI 43-101, is responsible for geology and mineral resource information in this AIF.

2014

The Company continued its work on the Caspiche project in an effort to advance the project through a review of lower capital alternatives for the potential development of the project. Options assessed included open pit mining of the near surface oxide zone (gold only), followed by either a deepening of the open pit and/or underground mining of the central, higher grade portion of the gold-copper sulphide deposit.

In January, Eton Chile negotiated new water exploration agreement terms (“Water Agreement”) with Atacama Pacific Gold Corporation (“Atacama Pacific”). The Company previously entered into a 50:50 joint venture agreement with Atacama Pacific to explore for water. The new terms amended the original agreement entered into between the parties in May 2013 and allowed Eton Chile to earn an additional 40% interest, for an aggregate 90% interest, in 3 water exploration tenements including Peñas Blancas. Water exploration tenements have a maximum term of two years during which exploration activity can be conducted and are not renewable. A new application is required after two years should future exploration be warranted. In the event that water is discovered an application for water rights must be made within 90 days of the expiry of the water concession.

The objective of the water program was to identify, evaluate, and secure water sources to support a potential initial heap leach gold stage and a follow-on gold-copper sulphide stage of mining at the Company’s Caspiche gold-copper project.

During the first quarter of 2014 Eton Chile was served with a court claim challenging the Chilean Government’s 2013 grant of an easement (the “Easement”) covering the surface areas required for potential development at Caspiche. The claim, filed before the Santiago Civil Court, was filed by a private Chilean mineral exploration company, Cerro del Medio. Under Chilean mining law there are provisions which provide for securing necessary surface access for the development of mineral deposits. Cerro del Medio’s claim, cites “non-compliance by the Chilean Government of certain legal formalities required to approve the easement” and “that the easement granted overlaps Cerro del Medio’s Santa Cecilia project mining properties”. A review of the claim by Eton Chile’s Chilean legal counsel has concluded that Cerro del Medio’s claim has no grounds under Chilean law and should be rejected.

In May the Company released the results of a preliminary economic assessment (PEA) for Caspiche. The PEA reported on the work carried out in evaluating new approaches to potential development at Caspiche. It concentrated on three new low capex potential development options, all of which require modest quantities of water to support mining operations.

The Company announced that three large-diameter drill holes completed at its water exploration concession (option for 90% interest) Peñas Blancas, had intersected potentially significant quantities of water based on preliminary evaluation using airlift testing. Down hole pump testing, a more definitive measurement technique to quantify water flow rates and the recharge rate, was completed on one hole, LV-03. Pump tests on LV-03 confirmed a potentially significant water resource. Tests included a series of variable and fixed-speed pump tests. At each flow rate tested, the water table stabilized and recovered rapidly, suggesting favourable permeability and transmissivity. Flow rates of +40 litres per second (“l/s”) were tested.

In October 2014 the Company announced an expanded water drilling program at Peñas Blancas. The expanded water exploration program included completing two additional large diameter water bore holes and a series of smaller diameter water monitoring holes together with down hole pump tests and water level measurements to quantify water flow rates and aquifer recharge rates. Results from the pump tests carried out on LV-03, indicated the potential for sustainable flows of over 200 l/s once all five holes have been tested (two new holes and three from drilling in Q2/14).

New metallurgical column leach results from the Company’s Caspiche oxide gold zone were encouraging, suggesting previous estimates for life of mine heap leach recoveries of approximately 80% might be conservative. The Company believes the leach tests for coarsely crushed -50 mm material, indicated potential for increased metallurgical recoveries in the shallower zones, hence enhanced project cash flow. Five PQ diamond drill cores provided a total of 74 bottle roll test samples and 17 column test samples, including 10 column tests on -50 mm material. The column test materials were composited level by level to simulate mining intervals of two years within a ten year mine plan. Mineralized gravels, which overly the oxide zone were also tested. The test work was designed to systematically test the oxide zone to confidence levels approaching the requirements for a feasibility study.

In December the Company announced the filing of an amended technical report prepared by Santiago based engineering consultancies, NCL Ingeniería y Construcción and Alquimia Conceptos S.A. titled “Amended NI 43-101 Technical Report on the Caspiche Project, Atacama Region, Chile” dated December 19, 2014 with an effective date of April 30, 2014 (the “2014 PEA Report”). The 2014 PEA identified three new low capex, potential development options, all of which required modest quantities of water compared with the requirements of a large scale open pit. The 2014 PEA calculated that the 30,000 tonne per day (“tpd”) standalone oxide operation would require a peak water supply of less than 50 l/s. This option produced an estimated average of 122,000 gold equivalent* ounces annually over a projected ten year mine life, including 148,000 ounces annually in the first five years. The standalone oxide open pit mine plan benefited from lower up front capital requirements and sequenced higher start up grades in the initial part of the mine life. In addition, a low life-of-mine strip ratio (0.27:1) and favorable leach kinetics were positive contributors to the project economics. At US$1,300/oz gold pre-tax net present value (“NPV”) was US$355 million, generating an internal rate of return (“IRR”) of 34.7%, and a payback period of 3.4 years from initial construction (after-tax 27% NPV 5% US$252 million, IRR 28.5%). The other two potential development options considered the phased treatment of both oxides and sulphides at 60,000 tpd and 27,000 tpd respectively. One option looked at mining both gold in oxides and gold-copper in sulphides by open pit only. This option required a peak water supply of about 190 l/s. The other option looked at open pit mining of gold in oxides followed by selective high grade underground mining of gold-copper sulphide mineralization, an option that required a peak supply of 150 l/s.

2015

The Company continued its work on the Caspiche gold-copper project. The main focus through 2015 was the advancement of programs related to securing water for the Caspiche project and the review of lower capital alternatives for the potential development of the project.

In February the Company announced further positive results from the water exploration drilling program at Peñas Blancas. Drilling results suggested Peñas Blancas was part of a previously undiscovered, extensive, subterranean aquifer. It is located centrally within a high-altitude basin, where there are no other existing underground water rights. The extensive winter snowfall in the area is believed to be the source of recharge. Individual pump testing of the five large diameter exploration wells, drilled at the Peñas Blancas water concession, confirmed strong constant water flows and rapid recharge rates. The aggregate flow rate that was tested at constant rates, was over 300 l/s, with individual wells varying from 45 l/s to 85 l/s. This aggregate flow rate was considerably above Exeter’s previously targeted estimate of 200+ l/s.

In June the Company announced the completion of the expanded water exploration drilling program. The Company stated that it believed the aquifer could support any of the three identified low capex, development options for the Caspiche project as outlined in the 2014 PEA. Importantly, the aquifer could also provide an appropriate long term water resource for other potential users in this arid, largely unpopulated region of Chile.

The Company, augmented by its independent, external consultants compiled technical reports on the Peñas Blancas aquifer which were submitted to the water authority as part of its application for water rights.

In August, due to challenging financial markets, the Company announced an initiative to reduce corporate overhead through personnel layoffs and reductions in remuneration payable to directors and officers by up to thirty percent.

In November, the Company applied for access to certain areas at Peñas Blancas covering the area where its water drill holes are located and was granted a provisional easement over the area.

Exeter also reviewed a number of new opportunities during the year with the objective of identifying assets that could be acquired to provide additional value for shareholders.

2016

Exeter’s primary focus through 2016 was the advancement of programs related to securing water and investigating infrastructure requirements for the Caspiche project as well as the ongoing assessment of lower capital alternatives for the potential development of the project.

During the third quarter, the Company reviewed a number of new opportunities and conducted a site visit on one potential project of interest.

In December 2016, the Company and the Chilean government negotiated a reduction in the area covered by the Easement, granted in June 2013 at Caspiche, resulting in a reduction in the amount payable. After the reduction, the amount payable by the Company to maintain the Easement totals 11,995 UF, an equivalent of approximately US$474,000 of which US$59,000 was paid in December 2016. Seven annual payments of approximately US$59,000 remain payable.

Subsequent to December 31, 2016 on January 17, 2017, Exeter announced that it had secured a second water source by entering into an option agreement (the “Option”) with Cleanairtech Sudamerica SA (“CAT”) to supply 50 l/s of desalinated water. This water source provides sufficient water for the potential development of the oxide zone at Caspiche. The Company announced it was in a position to proceed with technical studies intended to advance the first stage 1.7 million ounce gold oxide project through to a production decision. It is the Company’s intention to use this water in construction, commissioning and operation of the first stage heap leach gold facility at Caspiche, subject to the outcome of a feasibility study. The Option, which has an initial term of three years, can be extended for an additional year. To maintain the Option over the four year period, Exeter will make escalating annual option payments totaling US$1,250,000.

Exeter can exercise the Option at any time and negotiate a water sales and purchase contract (the “Supply Contract”) with CAT, following which the Option payments will cease. The Supply Contract will be in line with existing sales and purchase contracts that CAT has with other customers, where water costs are based on a transparent model of fixed and variable costs. Once the Supply Contract has been signed, CAT must supply the agreed quantity of water to Exeter at Tierra Amarilla within 12 months.

In February 2017, the Company announced commencement of a 6,000 metre drill program on Caspiche. The objective of the this program is to improve the definition of the known oxide gold zone and other potentially leachable gold zones currently not included in the oxide gold heap leach mine plan, bringing confidence levels to feasibility standards.

Upon completion of the program, the Company expects to initiate advanced studies on the project using updated capital and operating costs estimates. Alternative infrastructure requirements associated with the desalinated water option will also be assessed.

On February 1, 2017, the Company also announced that Mr. Mark E. Smith M.Sc., P.E., P.Eng. was appointed as Senior Technical Advisor of the Company. Mr. Smith will take a leadership role in advancing the Caspiche gold-copper project through advanced engineering studies.

DESCRIPTION OF THE BUSINESS

General

The Company is a mineral resource exploration and development company. The Company’s principal property is the Caspiche property in northern Chile. For more information on the Caspiche property, see “Principal Project” and the 2014 PEA available under Exeter’s profile on SEDAR at www.sedar.com.

The Company is in the exploration stage of its corporate development; it owns no producing properties and, consequently has no current operating income or cash flow from the properties it holds, nor has it had any income from operations in the past three financial years. As a consequence, operations of the Company are primarily funded by equity subscriptions.

The progress on and results of work programs on the Company’s principal property is set out in the Principal Project section of this AIF. At this time, based on the exploration results to-date, the Company cannot project significant mineral production from any of its existing properties.

Specialized Skills

The Company’s business requires specialized skills and knowledge in the areas of geology, drilling, planning, implementation of exploration and development programs, and compliance. To date, the Company has been able to locate and retain such professionals in Canada and Chile, and believes it will be able to continue to do so.

Competitive Conditions

The Company operates in a very competitive industry, and competes with other companies, many of which have greater technical and financial facilities for the acquisition and development of mineral properties, as well as for the recruitment and retention of qualified employees and consultants.

Business Cycles

Late in 2008 the credit crisis in the United States sent many economies, including the Canadian economy, into a recession. Since then, some of the markets have recovered, however the economies of certain States within the European Economic Union have declined and the commodity market has remained volatile. The gold market, late in 2010, made significant gains in terms of US Dollars but remained volatile throughout 2011 and suffered declines through the latter part of 2012 and through 2014. Gold prices remained volatile during 2015 and 2016. In addition to commodity price cycles and recessionary periods, exploration activity may also be affected by seasonal and irregular weather conditions in Chile. In particular, exploration on the Company’s Caspiche property at higher altitude is challenging and potentially not possible in winter.

Environmental Protection Requirements

The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, and the use of cyanide which could result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards and enforcement with fines and penalties for non-compliance more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies including its directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to negatively affect future operations.

Employees

As of December 31, 2016, the Company had 4 employees in Canada (4 as of the date hereof), and approximately 11 employees in Chile (27 as of the date hereof). The Company relies on and engages consultants on a contract basis to provide services, management and personnel who assist the Company, to carry on its administrative or exploration activities either in Canada or Chile.

Foreign Operations

Mineral exploration and mining activities in Chile may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Social or Environmental Policies

In March 2008, the Company adopted its “Environment and Corporate Social Responsibility Principles and Policies”. The Company’s “Environment and Corporate Social Responsibility Principles and Policies” sets out the principles that all directors, management and employees are required to adhere to while conducting Company business. The principles are (i) environmental stewardship, which sets the objective of minimizing negative impacts on the environment; (ii) the commitment to conduct due diligence before undertaking material activities on the ground to ensure proper management of issues surrounding these activities; (iii) a commitment to engage host communities and other affected and interested parties by including all parties and providing clear and accurate information; (iv) contribute to community development; (v) upholding Human Rights; (vi) safeguarding the health and safety of workers and local populations by implementing sound health and safety policies; (vii) a commitment to accurate and transparent reporting; and (viii) the commitment to ethical business practices.

Risk Factors

Properties in which the Company has or may acquire an interest in, are all currently at the exploration or development stage. The activities of the Company are speculative due to the high risk nature of its business which is the acquisition, financing, exploration and development of mining properties. The following risk factors, which are not exhaustive, could materially affect the Company’s business, financial condition or results of operations and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. These risks include but are not limited to the following:

Operations and Mineral Exploration Risks

The Company operates in the resource industry, which is highly speculative, and has certain inherent exploration risks which could have a negative effect on the Company’s operations. Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection. Any one or a combination of these factors may result in the Company not receiving an adequate return on its investment capital.

The Company does not have any mineral reserves or water rights. The Company is at the exploration stage on all of its properties and is engaged in ongoing engineering work in order to determine if any economic deposits exist on its properties. The Company may expend substantial funds in exploring certain of its properties only to abandon them and lose its entire expenditure on the properties if no commercial or economically viable quantities of minerals are found. Even in the event that commercial quantities of minerals are discovered, the exploration properties might not be brought into commercial production. Finding commercially viable mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade, amenability to metallurgical processing, and proximity to infrastructure, availability of power and water, as well as metal prices. The Company’s Caspiche project is located in the Atacama region of Northern Chile which has been experiencing drought conditions for an extended period resulting in considerable stress on available water resources. In addition the Chilean government is currently reviewing regulations regarding water rights and there is greater uncertainty regarding the potential to secure water rights in the area. While the Company believes that it has discovered significant quantities of water at the Peñas Blancas exploration concessions which may be adequate for the potential development options identified in the 2014 PEA, it does not have any water rights. In order to obtain water rights it is required to make applications to various government departments including the General Directorate of Water Resources (“DGA”) and the Ministry of Public Land of the Chilean government (“BBNN”). In the event that water rights are secured, the ability to extract and use such water is subject to further permitting appraisal from the authorities and there is no guarantee that such permits will be received. The Company is also continuing to pursue other avenues for acquisition of water resources.

The Company is an exploration stage company with no history of pre-tax profit and no income from its operations. There can be no assurance that the Company’s operations will be profitable in the future. There is no certainty that the studies conducted by the Company will result in a commercially viable mining operation. No assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that the identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited. There can be no assurance that minerals recovered in small scale tests or the results of pilot plant operations and metallurgical testwork will be duplicated in large scale tests under on-site conditions or in production. If the Company is unsuccessful in its development efforts, the Company may be forced to acquire additional projects or cease operations.

The Company is required to make advance royalty payments and perform certain other obligations to maintain its interest. If the Company is unable to fulfill the requirements of these agreements, including the requirement to commence commercial production within a fixed period, its interest in its Caspiche project could be lost.

The Company’s operations contain significant uninsured risks which could negatively impact future profitability as the Company maintains no insurance against its operations. The Company’s development of its mineral properties contain certain risks, including unexpected or unusual operating conditions including rock bursts, cave-ins, flooding, fire and earthquakes. It is not always possible to insure against such risks. The Company currently maintains general liability and director and officer insurance but no insurance against its properties or operations. The Company may decide to take out such insurance in the future if such insurance is available at economically viable rates.

The Company has not surveyed any of its properties, has no guarantee of clear title to its mineral properties and the Company could lose title and ownership of its properties which would have a negative effect on the Company’s operations and valuation. The Company has only done a preliminary legal survey of the boundaries of some of its properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. If title is disputed, the Company will have to defend its ownership through the courts. In the event of an adverse judgment, the Company would lose its property rights. Some of the Company’s exploration concessions associated with its Caspiche project overlap exploration concessions held by other parties and entitlement to such concessions has not yet been determined and is not assured. Some of the land over which the Company holds exploration concessions may be subject to claims of indigenous populations which have not been resolved. The Company has secured an Easement for surface rights for most of the area required for the potential development of Caspiche however the Easement is being challenged in court and there is no guarantee that the Company will be successful in maintaining its rights under the Easement. In addition the Company will be required to negotiate agreements with indigenous communities over certain areas required for potential development of its project and there is no certainty that such negotiations will be successful.

A shortage of equipment and supplies could adversely affect the Company’s ability to operate its business. The Company is dependent on various supplies and equipment to carry out its mineral exploration and, if warranted, development operations. The shortage of such supplies, equipment and parts could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit or increase the cost of potential future production.

Changes in the market price of gold, copper, silver and other metals, which in the past has fluctuated widely, would affect the future profitability of the Company’s planned operations and financial condition. The Company’s long-term viability and future profitability depend, in large part, upon the market price of gold, copper, silver and other metals and minerals from potential future production from its mineral properties. The market price of gold, copper, silver and other metals is volatile and is impacted by numerous factors beyond the Company’s control, including:

•	expectations with respect to the rate of inflation;
•	the relative strength of the U.S. dollar and certain other currencies;
•	interest rates;
•	global or regional political or economic conditions;
•	supply and demand for jewelry and industrial products containing metals;
•	sales by central banks and other holders, speculators and producers of gold, silver, copper and other metals in response to any of the above factors; and
•	any executive order curtailing the production or sale of gold, silver or copper.

The Company cannot predict the effect of these factors on metal prices. A decrease in the market price of gold, silver, copper and other metals could affect the commercial viability of the Company’s properties and its anticipated development of such properties in the future. Lower gold and other commodity prices could also adversely affect the Company’s ability to finance exploration and development of its properties.

Land reclamation requirements for the Company’s properties may be burdensome and expensive. Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.

Reclamation may include requirements to:

•	control dispersion of potentially deleterious effluents;
•	treat ground and surface water to drinking water standards; and
•	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on the Company in connection with its potential development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on the Company’s business. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to various climate change interest groups and the potential impact of climate change. Legislation and increased regulation regarding climate change could impose significant costs on the Company, and its suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Any adopted future climate change regulations could also negatively impact the Company’s ability to compete with companies situated in areas not subject to such limitations. Given the emotion, political significance and uncertainty around the impact of climate change and how it should be dealt with, the Company cannot predict how legislation and regulation will affect its financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by the Company or other companies in its industry could harm its reputation. The potential physical impacts of climate change on the Company’s operations are highly uncertain, and would be particular to the geographic circumstances in areas in which it operates. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. These impacts may adversely impact the cost, potential production and financial performance of the Company’s operations.

The natural resource industry is highly competitive, which could restrict the Company’s growth. The Company competes with other exploration resource companies, which have similar operations, and many competitors have operations, financial resources and industry experience greater than those of the Company. This may place the Company at a disadvantage in acquiring, exploring and developing properties. Such companies could outbid the Company for potential projects or produce minerals at lower costs which would have a negative effect on the Company’s operations.

Mineral operations are subject to market forces outside of the Company’s control which could negatively impact the Company’s operations. The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes, royalties, the workforce, allowable production, imports, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of the operation and threaten its continuation.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of Company operations. The current and anticipated future operations of the Company require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry. The Company’s development activities in Chile are subject to various federal and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.

Exploration generally requires one form of permit while development and production operations require additional permits. There can be no assurance that all permits which the Company may require for future exploration or possible future development will be obtainable on reasonable terms or within reasonably predicted time frames. In addition, future changes in applicable laws or regulations could result in changes in legal requirements or in the terms of existing permits applicable to the Company or its properties. This could have a negative effect on the Company’s exploration activities or its ability to develop its properties.

The Company is also subject to environmental regulations, which require the Company to minimize impacts upon air, water, soils, glaciers, vegetation and wildlife, as well as historical and cultural resources, if present. The Company is required to comply with the provisions of ILO 169 which sets out requirements for consultation with indigenous communities. Compliance with ILO 169 requirements could result in delays and significant additional expense in obtaining the necessary approvals or agreement with indigenous communities to advance the Caspiche project. In Chile, exploration activities require an environmental impact declaration, while mining activities require a significantly more detailed environmental impact evaluation under the “SEIA” system. These documents are presented to the government entity (Regional SEIA) who then consult with other government departments and arrange public comment before approving or imposing limits on proposed activities. As the Company is at the exploration stage, the disturbance of the environment is limited however if exploration activities result in negative effects upon the environment, government agencies will usually require the Company to provide remedial actions to correct the negative effects. The requirements of Government that can be imposed on planned operations as a result of the SEIA evaluation can require additional facilities, restrictions on operations, additional capital and operating expenditure and additional regulatory requirements that cannot be reasonably forecast by the Company prior to assessment.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or other remedial actions.

The Company’s property interests in foreign countries are subject to risks from political and economic instability in those countries. Exploration in foreign jurisdictions exposes the Company to risks that may not otherwise be experienced if all operations were domestic. The risks include, but are not limited to: military repression, extreme fluctuations in currency exchange rates, labour instability or militancy, mineral title irregularities and high rates of inflation. In addition, changes in mining or investment policies or shifts in political attitude in foreign countries in which we operate may adversely affect our business. We may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted. Political risks may adversely affect the Company’s existing assets and operations. The Company does not maintain and does not intend to purchase political risk insurance at this time. Real and perceived political risk in some countries may also affect the Company’s ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Financing Risks

The Company has a history of losses and expects losses to continue for the foreseeable future and will require additional equity financings, which will cause dilution to existing shareholders. The Company has limited financial resources and has no operating cash flow. As of December 31, 2016, the end of the last financial year, the Company had incurred accumulated losses totalling approximately $276 million. Continued development efforts will require additional capital to maintain and advance the studies on the Company’s Caspiche project. Additionally, development of the Company’s Caspiche project would require significant additional capital which the Company may be unable to access. The Company has been required to raise funds through the sale of its common shares and has no current plans to obtain financing through means other than equity financing however should it determine to proceed with development of its properties it may be required to obtain loans or other sources of finance for such development. However, the Company may not be able to obtain additional equity or other financing on reasonable terms, or at all. If the Company is unable to obtain sufficient financing in the future, it might have to dramatically slow development efforts and/or lose control of its Caspiche project. If equity financing is required, then such financings could result in significant dilution to existing or prospective shareholders. These financings may be on terms less favourable to the Company than those obtained previously.

The Company may be subject to risks relating to the global economy. Global financial conditions have been subject to volatility and access to public financing has been negatively impacted. These conditions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. Access to additional capital may not be available to the Company on terms acceptable to it, or at all.

The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the common shares could be adversely affected.

The Company has a lack of cash flow sufficient to sustain operations and does not expect to begin receiving operating revenue in the foreseeable future. The Company’s properties have not advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations. The Company has paid no dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. Historically, the only source of funds available to the Company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current shareholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities, which would have a negative effect on the value of its securities.

The Company operates in foreign countries and is subject to currency fluctuations which could have a negative effect on the Company’s operating results. The Company’s operations at December 31, 2016 were located in Chile which makes it subject to foreign currency fluctuation as the Company’s accounts are maintained in Canadian dollars while certain expenses are numerated in U.S. Dollars, Australian Dollars, and Chilean Pesos. Such fluctuations may adversely affect the Company’s financial position and results. Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Risks Relating to an Investment in the Common Shares of the Company

The market for the Company’s common shares has been subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Company’s common shares. The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company, or events pertaining to the industry (i.e. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry such as economic recessions and changes to legislation in the countries in which it operates. In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change in demand for the mineral and an attendant change in the price for the mineral. In the last five financial years, the price of the Company’s common shares has fluctuated between $0.39 and $4.19. The Company’s common shares can be expected to continue to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years the securities markets in the U.S. and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the Company’s common shares can also be subject to volatility resulting from purely market forces over which the Company will have no control such as that experienced recently resulting from the economic downturn due to the on-going credit crisis centred in the United States and Europe. Further, despite the existence of a market for trading the Company’s common shares in Canada, the U.S. and Germany, shareholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

The Company is dependent upon key management, the absence of which would have a negative effect on the Company’s operations. The Company depends on the business and technical expertise of its management and key personnel, including Wendell Zerb, President and Chief Executive Officer, Bryce Roxburgh, Co-Chairman, Yale Simpson, Co-Chairman and Cecil Bond, Chief Financial Officer. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations. The Company has entered into services agreements with Wendell Zerb, Bryce Roxburgh, Yale Simpson and Cecil Bond and some of its other officers. The Company maintains no “key man” life insurance on any members of its management or directors.

Certain officers and directors may have conflicts of interest, which could have a negative effect on the Company’s operations. Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies. While the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to uphold the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company could be deemed a passive foreign investment company which could have negative consequences for U.S. investors. The Company could be classified as a PFIC under the U.S. tax code. If the Company is declared a PFIC, then owners of the Company’s common shares who are U.S. taxpayers generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the Company’s common shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders. This AIF does not describe the United States federal tax consequences of the purchase, ownership or disposition of the Company’s securities and holders of the Company’s securities in the United States should seek their own tax advise.

The Company does not intend to pay dividends. The Company has not paid out any cash dividends to date and has no plans to do so in the immediate future. As a result, an investor’s return on investment will be solely determined by his or her ability to sell common shares in the secondary market.

Increased costs and compliance risks as a result of being a public company. Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with ongoing compliance requirements under the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as any new rules implemented by the SEC, Canadian Securities Administrators, the NYSE MKT and the Toronto Stock Exchange (the “TSX”) in the future. These rules and regulations have significantly increased the Company’s legal and financial compliance costs and made some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these regulations, including Sarbanes-Oxley Section 404 and National Instrument 52-109 of the Canadian Securities Administrators (“NI 52-109”). Any failure to effectively implement internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the trading price of the common shares. These rules and regulations have made it more difficult and more expensive for the Company to obtain director and officer liability insurance, and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal control over financial reporting, the Company’s ability to provide accurate financial statements and comply with the requirements of Sarbanes-Oxley and/or NI 52-109 could be impaired, which could cause the Company’s stock price to decrease.

Differences in United States and Canadian reporting of reserves and resources. The disclosure in this AIF, including the documents incorporated herein by reference, uses terms that comply with reporting standards in Canada. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be used by the Company pursuant to NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility, pre-feasibility studies or other economic studies, except in rare cases.

Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Further, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Accordingly, information contained in this AIF and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers. It may be difficult to bring and enforce suits against the Company in the United States. The Company is a corporation incorporated in British Columbia under the Business Corporations Act. A majority of the Company’s directors and officers are residents of Canada and other countries and all of the Company’s assets and its subsidiaries are located outside of the U.S. Consequently, it may be difficult for U.S. investors to effect service of process in the U.S. upon those directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the United States Securities Act of 1933, as amended.

As a “foreign private issuer”, the Company is exempt from Section 14 proxy rules and Section 16 of the Securities Exchange Act of 1934. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act. Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

The Company is an “emerging growth company” under United States federal securities laws. The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as the Company continues to be an emerging growth company, it may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. The Company could be an emerging growth company for up to five years after it files a registration statement for the sale of equity securities under the U.S. Securities Act, although circumstances could cause the Company to lose that status earlier, including if the market value of its common shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case the Company would no longer be an emerging growth company as of the following December 31. The Company cannot predict if investors will find our common shares less attractive because it may rely on these exemptions. If some investors find the Company’s common shares less attractive as a result, there may be a less active trading market for the common shares and the stock price may be more volatile.

PRINCIPAL PROJECT

CASPICHE

By an agreement with Minera Anglo American Chile Limitada and its affiliate Empresa Minera Mantos Blancos S.A. (together “Anglo American”) dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile. Under the terms of the agreement, the Company had the right to acquire a 100% interest in the properties by incurring aggregate expenditures of US$2,550,000 over five years including conducting 15,500 m of drilling.

Having met the requirements to earn its interest in the properties, effective February 14, 2011 the Company exercised its option and acquired the properties subject to a 3% NSR from production from the properties and the vendor’s buy back right by re-paying certain of the Company’s expenditures incurred on the properties if the properties are not put into production within 15 years of exercising the option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity. The Company is required to make an advance annual royalty payment of US$250,000 up until March 31, 2020 (US$1,500,000 paid to December 31, 2016) and thereafter US$1 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production, should production commence prior to March 31, 2025, at which time the advance royalty will cease and NSR will be payable.

The following is based on the Summary section of an independent technical report on the Caspiche property titled, “Amended NI 43-101 Technical Report on the Caspiche Project, Atacama Region, Chile”, with an effective date of April 30, 2014 and an amended and restated date of December 19, 2014, (“the 2014 PEA”). The NI 43-101 technical report was prepared by Carlos Guzmán, Mining Eng., FAusIMM and registered member of the Chilean Mining Commission; Leticia Conca, Mining Eng., and registered member of the Chilean Mining Commission; Rick Adams, BSc, and member of the Australian Institute of Geoscientists and member of the AusIMM with Chartered Professional (Geology) accreditation all of whom are QPs under NI 43-101. The 2014 PEA is incorporated by reference in this AIF, a copy of which is available under the Company’s profile on the SEDAR website at www.sedar.com.

Information dated subsequent to the date of the 2014 PEA is provided by the Company.

Introduction

Exeter commissioned Alquimia Conceptos S.A.(“Alquimia”) to prepare a Technical Report for the Caspiche Project to the standards required by National Instrument 43-101 for Preliminary Economic Assessment (PEA).

Introductory Cautionary Statement

The 2014 PEA analyses the new options as detailed below, to a PEA level as alternatives to the Super Pit Option that had been analysed to a Pre-feasibility level in the 2012 Pre-feasibility Study (PFS). The Super Pit mine development plan in the PFS is no longer considered by Exeter to be the preferred option for developing the Caspiche project. The 2014 PEA reviews alternative, lower capital, staged development options for Caspiche. Exeter considers the PFS and mineral reserves resulting from the PFS no longer to be current.

The options considered in the 2014 PEA have been developed to AACE International recommendations for a class 5 study. The 2014 PEA operating and capital costs were developed to an accuracy of ± 35%.

The scope of the work defined was to evaluate the economic potential of developing three projects, as follows:

•	Option 1: 30 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching.

•	Option 2: 60 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching and a 27 ktpd open pit mine for gold and copper sulphide mineralization treated in a conventional concentrator plant.

•	Option 3: 60 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching and a 27 ktpd underground mine for gold and copper sulphide mineralization treated in a conventional concentrator plant.

In addition, 2 further secondary options were also considered; these being

•	Option 4: 60 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching and 12 ktpd open pit mine for gold and copper sulphide mineralization treated in a conventional concentrator plant

•	Option 5: 27 ktpd underground mine for gold and copper sulphide mineralization treated in a conventional concentrator plant.

In tabular format, this is illustrated as follows:

Table 1: Options Summary

	Oxide	Oxide	Sulphide	Sulphide	Sulphide
	heapleach 30	Heapleach 60	Open Pit	Open Pit	Underground
Option	ktpd	ktpd	27 ktpd	12 ktpd	27 ktpd
Option 1	YES
Option 2		YES	YES
Option 3		YES			YES
Option 4		YES		YES
Option 5					YES

The inclusion of these options into the study shows that there is further optionality in the Caspiche deposit which can be considered.

The economic analysis contained in the 2014 PEA is considered preliminary in nature. No inferred mineral resources form part of the 2014 PEA studies and no mineral reserves for the 2014 PEA have been established. Mineral resources are not mineral reserves and have no demonstrated economic viability. There is no certainty that economic forecasts outlined in the 2014 PEA will be realized. The 2014 PEA and the Cube 2012 Mineral Resource (as defined herein) may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors.

Caution Regarding Forward-Looking Information

Certain information and statements contained in this report are “forward-looking” in nature. Forward-looking statements include, but are not limited to, statements with respect to the economic and feasibility parameters of the Caspiche Project; the cost and timing of the development of the project; the proposed mine plan and mining method, stripping ratio, processing method and rates and production rates; grades; projected metallurgical recovery rates; infrastructure, capital, operating and sustaining costs; the projected life of mine and other expected attributes of the Caspiche Project; the net present value (NPV) and internal rate of return (IRR) and payback period of capital; cash costs and all-in sustaining costs; the success and continuation of exploration activities; estimates of mineral Resources; the future price of copper, gold and silver; the timing of environmental assessment process; government regulations and permitting timelines; estimates of reclamation obligations that may be assumed; requirements for additional capital; environmental risks; and general business and economic conditions.

Forward-looking information statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any of the future results, performance or achievements expressed or implied by forward-looking statements.

These risks, uncertainties and other factors include, but are not limited to, the assumptions underlying the Preliminary Economic Assessment and economic parameters discussed herein not being realized; decrease in future gold and copper prices; cost of labour, supplies, fuel and equipment rising; actual results of current exploration; adverse changes in project parameters; discrepancies between actual and estimated production, Mineral Resources and recoveries; exchange rate fluctuations; delays in costs inherent in consulting and accommodating rights of indigenous groups; title risks; regulatory risks and political or economic developments in Chile; changes to tax rates; risks and uncertainties with respect to obtaining necessary surface rights and permits or delays in obtaining same, risks associated with maintaining and renewing permits and complying with permitting requirements; and other risks involved in the exploration and development industry; as well as those risk factors discussed elsewhere in this report.

Project Location

The Caspiche property is located 120 km ESE of Copiapó in the Atacama region of Chile. The property is situated at the southern end of the Maricunga metallogenic belt, between the undeveloped Cerro Casale gold-copper project 12 km to the south, and the operating Maricunga Gold Mine, 15 km to the north.

The geographic centre of the property is located at approximately 27° 41’ south latitude and 69° 18’ west longitude (UTM Zone 19J, Geodesic system). Coordinates using datum PSAD56 are 471,000 m east and 6,937,000 m north (UTM Zone 19S, Cartesian system). Known mineralization on the Caspiche property is located in two areas: Caspiche Porphyry and Caspiche Epithermals. Caspiche Porphyry has been referred to as Caspiche Central in previous Technical Reports. The Caspiche Epithermals has been referred to as Caspiche III in previous Technical Reports.

Property Ownership

The Caspiche property is 100% owned by Exeter Resource Corporation. Anglo American Norte S.A. (Anglo), formerly Minera Anglo American Chile Limitada and its affiliate Empresa Minera Mantos Blancos S.A. (EMABLOS) retains a 3% Net Smelter Royalty (NSR) on production from the project under the terms of the Purchase and Sale of Mining Claims agreement executed upon the exercise of an option to acquire the properties from Anglo. Anglo retains the right to repurchase the mineral properties for the agreed expenditures that Exeter has incurred on the property in the event that commercial production has not commenced by March 31, 2026. In addition to the EMABLOS NSR, a private Chilean company holds a 0.08% NSR on the property.

The Caspiche exploitation concessions do not have expiration dates, and were in good standing as of the effective date of the 2014 PEA. Exeter paid the annual license fee for the Caspiche concessions for the period 2015 to 2016 and expects to make all payments required to maintain the properties in good standing in the future.

At the effective date of the 2014 PEA, the Caspiche property consisted of twenty eight mining exploitation concessions totalling 4,467 ha and 34 mining exploration concessions over the original concessions, vacant ground and those of third parties, totalling 9,300 ha. In addition there were a further seven Mining Exploitation Concessions in the process of being granted, totalling 1,357 ha. The Mining Exploration Concessions are valid under Chilean law, but are considered junior to the Caspiche and third party concessions where they overlap. The concessions that overlap the Caspiche concessions were established by Exeter as a safeguard only. The Panorama and Bonanza series of concessions were established to allow for various infrastructure location scenarios. All granted mining exploration concessions are free of encumbrances and they are not affected by the payment of royalties or other obligations in favour of third parties.

Property Description

Access to the project is by 183 km of paved and gravel road from Copiapó. The initial 22 km running south from Copiapó through the town of Tierra Amarilla is paved highway which connects to a 161 km treated gravel road that runs east-southeast to the project site (Ruta C- 459). The main gravel road serves as a regional transportation route to Argentina and is gradually being upgraded. From this road, which is the main access to Kinross Gold’s Maricunga Mine, several access alternatives exist to the project and other additional access options have been identified if required.

The climate at Caspiche is typical for the central Andean Cordillera: windy, cold at night with limited precipitation, usually in the form of snow. Day-time temperatures in summer months approach 23 °C, with night-time lows of 5 °C. Day-time temperatures in winter are around freezing, with night-time temperatures dropping to -15 °C. Exploration field seasons generally run from late October through mid-May. Mines in the area, such as the nearby Maricunga Gold Mine, operated year-round at elevations similar to Caspiche at 4,200 to 4,500 m.a.s.l. Upon development, it is expected that the mine would be operated year-round.

The Caspiche property is located high in the central Chilean Andes within the region commonly described as the Atacama Desert. The topography within the property is almost entirely volcanic in nature and consists of broad open areas of moderate relief and prominent ridges with limited cliff zones of exposed bedrock.

Elevation within the property ranges from 4,200 to 4,700 m.a.s.l. Vegetation is limited to grasses and small thorny bushes and small marsh areas at the junction of creeks. Wildlife includes guanaco, vicuña, foxes, rabbits, ground squirrels, hawks, condors and small reptiles.

There are no significant population centres in the immediate vicinity of the Caspiche project. There are a number of local communities who raise crops and livestock in areas of the vegas that drain the region.

The Copiapó River and its tributaries are the main source of drinking and industrial/agricultural water for the Region and its resources are currently fully exploited. New and developing mining projects are either planning to exploit high altitude Andean endorheic basins with no hydraulic connection to the Copiapó River, or raw or desalinated seawater.

Geology and mineralization

The Caspiche property is located in the Maricunga metallogenic belt, a north-northeast trending, linear zone containing at least 14 occurrences of gold and/or silver mineralization between latitudes 26° and 28° S in the Andean Cordillera of northern Chile.

The Maricunga belt is composed of a series of volcanoes of andesitic to dacitic composition. Two main structural trends are important in the Maricunga belt. North-south to north-northeast trending high-angle reverse faults form a series of horsts and graben blocks, and it is these graben structures that host significant mineralization. West-northwest to north-northwest trending structures occur as normal trans-tensional faults, dykes, veins and linear alteration zones, and are associated with alteration and mineralization in late Oligocene to early Miocene age volcanic centres.

The Maricunga belt hosts numerous significant mines and advanced projects. The deposits are typically of the porphyry gold-copper style or high sulphidation epithermal gold-silver. Examples of porphyry deposits in the Maricunga belt are the Maricunga mine, Cerro Casale, and Lobo Marte. High sulphidation examples include La Coipa and La Pepa. A strong northwest-southeast structural control to the mineralization is typical of many of the deposits. Some Maricunga deposits have epithermal alteration textures superimposed or telescoped onto porphyry alteration textures.

Stockwork-hosted, gold-copper porphyry, high-sulphidation epithermal gold mineralization and intermediate-sulphidation gold mineralization styles have been recognized on the Caspiche property. Mineralization at Caspiche Porphyry is interpreted to be a high-sulphidation epithermal gold deposit above a gold-rich, gold-copper porphyry deposit. The MacNeill zone, confined beneath the underside of the eastward-flared, late-mineral diatreme contact, is assigned an intermediate-sulphidation epithermal origin. It appears to be the product of the final mineralizing event in the Caspiche system, post-dating all alteration and partially overlapping Caspiche mineralization.

drilling

A total of 79,960 m of drilling in 166 drill holes have been completed on the Caspiche property and adjacent areas by Exeter, Newcrest, and Anglo from 1988 to April, 2012. Drilling is concentrated in two main areas of the Caspiche property: Caspiche Porphyry and Caspiche Epithermals.

Of the drill total, 116 holes totalling 67,124 m have been drilled at the Caspiche Porphyry prospect and 34 holes totalling 8,683 m have been drilled at the Caspiche Epithermals prospect.

Table 2: Summary of Drilling on the Caspiche and Adjacent Properties

		RC/Rotary		Diamond Core [1]		RC/Rotary + Core
Prospect	Company	# Holes	RC (m)	# Holes	Core (m)	Holes	Total (m)	% Total
	Anglo	18	1,518			18	1,518	1.90%
Caspiche	Newcrest	14	3,140			14	3,140	3.93%
Porphyry	Exeter	6	1,290	78	61,176	84	62,466	78.12%
	Total	38	5,948	78	61,176	116	67,124	83.95%
	Anglo							0.00%
Caspiche	Newcrest	20	3,751			20	3,751	4.69%
Epithermals	Exeter			14	4,932	14	4,932	6.17%
	Total	20	3,751	14	4,932	34	8,683	10.86%
	Anglo							0.00%
Sideral	Newcrest	2	230			2	230	0.29%
	Exeter			3	1,644	3	1,644	2.06%
	Total	2	230	3	1,644	5	1,874	2.34%
	Anglo							0.00%
Regional	Newcrest	1	300			1	300	0.38%
	Exeter	9	1,722	1	258	10	1,980	2.48%
	Total	10	2,022	1	258	11	2,280	2.85%
TOTAL		70	11,951	96	68,009	166	79,960	100.00%

mineral processing and metallurgical testing

The Caspiche project oxide and sulphide mineralization has been subject to several physical characterization and metallurgical test programs to determine possible process routes and expected recoveries.

oxide mineralization

Alquimia carried out an extensive analysis of all column tests, in order to define the expected recoveries and leach irrigating cycle. Based on the information presented the recoveries used in this 2014 PEA are 80% for gold and 40% for silver.

The total irrigation cycle time, to obtain these recoveries, is estimated at 130 days for an irrigation rate of 10 l/m2/h, a lift height of 10 m and a bulk density for the mineral placed on the pad of 1.6 m3/t.

To accomplish this leach cycle time without generating excess solution or gold grade dilution, an intermediate leach solution (ILS) cycle and pond are considered, thus the irrigation cycle of 130 days is divided in 65 using ILS and 65 days using barren solution.

1 RC pre-collar drill lengths are included in the core drilling totals. Drill totals for Exeter campaigns are current as of the effective date of the Resource Estimate sulphide mineralization

Alquimia conducted an extensive analysis of all test programs carried out for the sulphide mineralization, in order to define expected recoveries and predict metallurgical behavior. Table 3 summarizes the main recoveries used in the 2014 PEA.

Table 3: Recoveries for the production plan

	DP Units (%)			Other Units (%) - Cu > 0.21%			Other Units (%) - Cu < 0.21%
Stage	Cu	Au	Ag	Cu	Au	Ag	Cu	Au	Ag
Flotation
Rougher	94.0	81.0	86.0	90.0	79.0	82.0	92.0	72.0	72.0
Cleaner - Scavenger	97.5	90.0	88.0	97.0	88.0	88.0	90.2	83.0	83.0
Total Flotation	91.7	72.9	75.7	87.3	69.5	72.2	83.0	59.8	59.8
SART
Over content in scavenger tails	45			45			45
Over content in plant feed	1.06			1.22			4.06
CIL
Over content in scavenger tails		65			60			50
Over content in plant feed		5.27			5.69			6.12
Total Recovery	92.7	78.2	75.7	88.5	75.2	72.2	87.0	65.9	59.8

mineral resource estimate

The Mineral Resource Estimate (MRE) reported below for the Caspiche Project with an effective date of April 11, 2012 (the “Cube 2012 Mineral Resource”) was prepared by Mr. Ted Coupland, MAusIMM(CP), at the time, Director and Principal Geostatistician of Cube Consulting Pty Ltd (“Cube”). The Cube 2012 Mineral Resource, was classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (Nov 2010). Mr. Patrick Adams MAusIMM(CP), Director and Principal Geologist of Cube has reviewed and validated the Cube 2012 Mineral Resource.

The Cube 2012 Mineral Resource reported from within the 'reasonable prospects' resource shell is summarized in Table 4 below. The Cube 2012 Mineral Resource may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent resource estimates. The MRE may also be affected by subsequent assessments of mining, environmental, processing, permitting, taxation, socio-economic, and other as yet identified factors. The Cube 2012 Mineral Resource is reported above a gold equivalent (AuEq) cut-off. Oxide material was reported above 0.18 g/t AuEq cut-off and sulphide material was reported above 0.30 g/t AuEq4 cut-off. Note that the 2014 PEA does not include or use the inferred mineral resources.

Table 4: Caspiche Mineral Resource Statement April 20122

Material	Class	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag (g/t)	AuEq[3] (g/t)	Au Eq4 (Moz)
Oxide	Measured	66	0.46		1.55	0.46	1.0
Oxide	Indicated	56	0.39		1.63	0.40	0.7
Total Oxide	Meas + Ind	122	0.43		1.58	0.43	1.7
Sulphide	Measured	554	0.58	0.23	1.16	1.02	18.3
Sulphide	Indicated	727.9	0.48	0.18	1.17	0.84	19.6
Total Sulphide	Meas + Ind	1,282.1	0.52	0.20	1.17	0.92	37.9
Total Meas+Ind		1,403.6	0.51	0.19	1.2	0.88	39.6

Material	Class	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag (g/t)	AuEq[3] (g/t)	Au Eq4 (Moz)
Oxide	Inferred	2.5	0.23	0	1.18	0.23	0
Sulphide	Inferred	195.6	0.29	0.12	0.91	0.52	3.3
Total	Inferred	198.1	0.29	0.12	0.91	0.52	3.3

Both the oxide and sulphide AuEq cut-off grades were selected as appropriate for the reporting of resources intended for open pit exploitation. Cu% grades shown in the oxide portions of the Cube 2012 Mineral Resource are provided for information only. Copper is not considered an economically viable product in the oxide portions of the Cube 2012 Mineral Resource.

For the purposes of the 2014 PEA a sub set of the Cube 2012 Mineral Resource including only the sulphide portion of the Cube 2012 Mineral Resource are reported using an updated AuEq formula. The sulphide portions of the Cube 2012 Mineral Resource are reported in Table 5 and 6 above a cut off of 0.75 g/t AuEq5. This higher cut off was selected as appropriate for the reporting of mineral resources intended for underground exploitation based on preliminary economic cut off studies commissioned by Exeter during October 2013 (NCL 29/10/2013).

Table 5: Caspiche – Transitional Measured and Indicated Mineral Resources3 - April 2013 above 0.75 g/t AuEq5 cut off

Material	Class	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag (g/t)	AuEq[5] (g/t)
Transitional	Measured	2.8	0.93	0.19	0.97	0.93
Transitional	Indicated	0.7	1.04	0.30	1.26	1.05
Total Transitional	Meas + Ind	3.5	0.95	0.21	1.02	0.95

2 Cautionary Note: Mineral resources that are not mineral reserves do not have demonstrated economic viability

3 The following formula was used in calculating AuEq values in each block of the model:

where Au and Cu are the block kriged Au and Cu grades, PAu and PCu are the Au and Cu prices (US$1,150/oz and US$2.50/lb, respectively), and RAu and RCu are the Au and Cu projected metallurgical recoveries, 65% and 85%, respectively for sulphide material and 78% for Au and 11% for Cu in the oxide zone.

4 Au Eq (Moz) = resource tonnes * AuEq4

5 The following formula was used in calculating AuEq values in each block of the model:

Where Au, Ag and Cu are the block kriged gold, silver and copper grades, PAu, PAg and PCu are the gold, silver and copper prices (1,250 US$/oz., 15US$/oz. and 2.75 US$/lb, respectively). RAu and RCu are the Au and Cu projected metallurgical recoveries based on a number of S % thresholds.

Table 6 details the recovery factors for gold, silver and copper within the oxidized, and sulphide domains and the DP and Non-DP stratigraphic units using a sulphur threshold determined by and provided by Exeter.

Table 6: Caspiche – Sulphide Project Measured and Indicated Mineral Resources2 - April 2013 above 0.75 g/t AuEq5 cut off

Material	Class	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag (g/t)	AuEq[5] (g/t)
Sulphide	Measured	378.6	0.71	0.30	1.30	1.28
Sulphide	Indicated	431.6	0.64	0.27	1.40	1.16
Total Sulphide	Meas + Ind	810.2	0.67	0.29	1.35	1.22

mineral RESERVES estimate

The economic analysis contained in the 2014 PEA is considered preliminary in nature. No inferred mineral resources form part of the 2014 PEA studies and no mineral reserves for the 2014 PEA have been established. There is no certainty that economic forecasts outlined in the 2014 PEA will be realized. The 2014 PEA and the Cube 2012 Mineral Resource (as defined herein) may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors.

2 Cautionary Note: Mineral resources that are not mineral reserves do not have demonstrated economic viability

5 The following formula was used in calculating AuEq values in each block of the model:

Where Au, Ag and Cu are the block kriged gold, silver and copper grades, PAu, PAg and PCu are the gold, silver and copper prices (1,250 US$/oz., 15US$/oz. and 2.75 US$/lb, respectively). RAu and RCu are the Au and Cu projected metallurgical recoveries based on a number of S % thresholds.

MINING METHODS

NCL Ingeniería y Construcción SpA (NCL) was commissioned by Exeter to provide mine planning services for the Caspiche Project.

NCL’s Scope of Work is summarized as follows:

•	Develop conceptual mine plans and mine production schedules for the potential life of mine (LOM), for five defined options:

°	Option 1: 30 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching.

°	Option 2: 60 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching and 27 ktpd open pit mine for gold and copper sulphide mineralization treated in a conventional concentrator plant.

°	Option 3: 60 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching and 27 ktpd underground mine for gold and copper sulphide mineralization treated in a conventional concentrator plant.

°	Option 4: 60 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching and 12 ktpd open pit mine for gold and copper sulphide mineralization treated in a conventional concentrator plant.

°	Option 5: 27 ktpd underground mine for gold and copper sulphide mineralization treated in a conventional concentrator plant.

°	Determine the mine equipment and labour requirements for the LOM of the three primary and two secondary options.

°	Estimate the mine initial and sustaining capital and operating costs for the LOM of the options.

Different mining schedules, equipment and labour requirements were prepared and evaluated. Only Measured and Indicated resources were included in the schedules.

°	Option 1 proposes to extract an average of 30 ktpd of mineralized material over a potential project life of 10 years. Total materials movement from the mine does not exceed 15 Mt per year.

°	Option 2 considers an extended open pit to extract oxide and sulphide material. Proposed production averages 57 ktpd of oxide material for 6 years. From the sixth year of operation, the pit production is up to 27 ktpd of sulphide material for 12 years.

°	Option 3 combines a proposed open pit to extract oxide with an underground mine to extract sulphide material. Proposed produce from the pit averages 60 ktpd of oxide material for 5 years. Proposed underground mine production averages 25 ktpd of sulphide material for 38 years.

°	Option 4 considers an extended open pit to extract oxide and sulphide material. Proposed production averages 60 ktpd of oxide material for 6 years. From the sixth year of operation, pit production is up to 12 ktpd of sulphide material for 12 years.

°	Option 5 considers an underground mine producing an average of 25 ktpd of sulphide material for 38 years.

The open pit options consider a full diesel fleet, 8 m for benches for option 1 and 16 m benches for all other options. The underground options include an underground sizer and conveyor belt. Measured and Indicated mineral resources included in the mining schedules for all options are summarized in Table 7.

Table 7: Mining Schedule and Mine Life by Option (source: NCL, May, 2014)

Item	Unit	Option 1	Option 2	Option 3	Option 4	Option 5
LOM	years	10	18	41	18	41
Oxide Process	ktpd	30.0	60.0	60.0	60.0	-
Sulphide Process	ktpd	-	27.0	27.0	12.0	27.0
Avg. UG Feed	ktpd	-	-	27.0	-	27.0
Avg. OP Feed	ktpd	30.0	2.2	60.0	5.0	-
Max. Stockpile Feed	ktpd	8.0	1.4	35.0	4.3	4.0
Max. Mined Material	ktpd	41.0	137.0	97.0	96.0	28.0

PROCESS DESIGN AND RECOVERY

Total payable metal production of Cu, Au and Ag, saleable sub-products, such as, Cu2S and sulphuric acid in Table 8 by each Option was determined.

Table 8: Total payable metal production, by Option

Category	Item	Unit	Option 1	Option 2	Option 3	Option 4	Option 5
	Measured	Mt	57.9	156.5	250.0	116.8	188.3
Measured	Au	g/t	0.48	0.59	0.75	0.56	0.84
	Ag	g/t	1.52	1.32	1.43	1.36	1.39
	Cu	%	0.01	0.14	0.27	0.11	0.35
	Indicated	Mt	49.2	97.6	210.1	73.4	162.3
Indicated	Au	g/t	0.39	0.48	0.71	0.44	0.81
	Ag	g/t	1.65	1.46	1.57	1.56	1.53
	Cu	%	0.01	0.09	0.26	0.06	0.34
	M&I	Mt	107.1	254.1	460.1	190.2	350.6
Measured +	Au	g/t	0.44	0.55	0.73	0.51	0.83
Indicated	Ag	g/t	1.58	1.37	1.50	1.44	1.45
	Cu	%	0.01	0.12	0.27	0.09	0.35
	Au	Moz	1.24	3.5	8.3	2.43	7.13
	Ag	Moz	2.21	5.8	14.4	4.3	12.1
Total Metals	Cu	Mlb	-	575	2,380	313	2,380
Production	Cu2S	t	-	3,700	15,100	3,500	15,100
	Sulphuric Acid	Mt	-	0.32	1.3	0.18	1.3
	Au Equivalent[6]	Moz	1.27	4.9	14.2	3.24	12.8
	Cu Equivalent[7]	Mlb	-	2,123	6,143	1,402	5,549

PROCESS PLANT DESCRIPTION

Oxide Plant

The plant would process feed from the oxide open pit and recovers gold and silver from the oxide mineralization, by means of a heap leach pad, fed with material crushed in two stages, irrigated with cyanide to obtain an Au/Ag rich solution that feeds an adsorption, desorption recovery (ADR) plant, electrowinning and smelting plant in order to produce a doré bar containing gold and silver.

Sulphide Plant

The plant would process sulphide mineralized material delivered from the underground mine or from the extended open pit. Copper concentrates with gold by-product would be produced and gold doré and copper sulphide would be produced from the cleaner tails. The proposed process includes crushing and grinding of the ROM material, rougher flotation, regrinding, cleaner and scavenger flotation, concentrate thickening and filtering. The concentrator is designed for a nominal throughput of 27,000 tpd with an average head grade of 0.45% Cu and 1.3 g/t Au.

The secondary options 4 and 5, consider a similar process route but in the case of the 60 ktpd oxide / 12 ktpd sulphide option the sulphide process plant was re-dimensioned for the lower sulphide throughput.

6 Gold equivalent oz (AuEq) value is based on gold, silver and copper revenues (prices and recoveries involved). AuEq (oz) = [Au Production (oz)] + [Ag Production (oz) * Ag Price (US$/oz) / Ag Price (US$/oz)] + [Cu Production (lb) * 2204 * Cu Price (US$/lb) / Au Price (US$/oz)]. Recoveries are adjusted based on metallurgical characteristic of the resource.

7 Copper equivalent lb (CuEq) value is based on gold, silver and copper revenues (prices and recoveries involved). CuEq lb = [Cu Production (lb)] + [Au Production (oz) * Au Price (US$/oz) / Cu Price (US$/lb)] + [Ag Production (oz) * Ag Price (US$/oz) / Cu Price (US$/lb)]. Recoveries are adjusted based on metallurgical characteristic of the resource.

Due to the characteristics of the deposit mineralization, the Caspiche process incorporates a number of considerations to maximize production and to ensure a saleable product, such as:

•	Treatment of the copper concentrates to eliminate arsenic through a reduced atmosphere roasting process

•	Leaching of the cleaner flotation tails to recover additional gold

•	Use of a SART plant to recover copper contained in the gold rich leachate and to recycle cyanide.

PROJECT INFRASTRUCTURE

The project site is accessible from Copiapó, following existing roads which lead to Minera Maricunga (Kinross Gold). An upgraded road of approximately 8 km must be constructed from the existing road to the project site, to allow construction and capital equipment and ongoing operations supplies to be safely delivered. This road would be 9 m wide and designed to meet Chilean regulations.

Potential water requirements were considered to be supplied from the Peñas Blancas area near Laguna Verde through a 140 km long pipeline where Exeter was exploring for water. The fresh water pumping system would consist of two pump stations each with one operating pump and one stand by pump.

A typical prefabricated modular structure camp, located 5 km from the concentrator plant is considered with capacity for third party contractors that, according to the experience of other projects, may add 30% to 40% more people to the owners direct hire personnel.

POWER SUPPLY

The proposed power supply considered for each option is as follows:

•	Option 1: On Site Power Generation.

•	Option 2: Power line from Maricunga substation for the Oxide plant and power line from Cardones substation for the Sulphide plant.

•	Option 3: Power line from Maricunga substation for the Oxide plant and power line from Cardones substation for the Sulphide plant.

•	Option 4: Power line from Maricunga substation for the Oxide and Sulphide plant.

•	Option 5: Power line from Cardones substation.

TAILINGS HANDLING

The proposed tailings handling technology and specification for each option is as follows:

•	Option 1: No tailings.

•	Option 2: Thickened tailings. Facility designed for 110 Mt of storage capacity. For the construction of the wall 34 Mm3 of waste material will be needed over the life of mine. The upstream and downstream faces are constructed with a 2:1 (H:V) slope.

•	Option 3: Filtered tailings. Facility designed for 134 Mt of storage capacity. The starter wall will need 680,000 m3 of waste material.

•	Option 4: Thickened tailings. Facility designed for 60 Mt of storage capacity. For the construction of the wall 20 Mm3 of waste material will be needed over life of mine. The upstream and downstream faces are constructed with a 2:1 (H:V) slope.

•	Option 5: Filtered tailings. Facility designed for 134 Mt of storage capacity. The starter wall will need 680,000 m3 of waste material.

MARKETING STUDIES

Refined Copper Market Review

Selmar International Services Ltda (Selmar) was contracted to complete a review of the market conditions for copper concentrates and doré to the levels required for the 2014 PEA. Global refined copper consumption at 20 million tonnes in 2012 is expected to increase to nearly 34 million tonnes by 2025.8 This would be equivalent to an average growth rate of 4.1% average per annum. In the longer run despite the current economic slowdown in most parts of the world, strong copper demand growth prospects are based on the expected resource intensive use in economies such as China, India and other developing countries, associated with investment in power distribution networks and other infrastructure development.

China today consumes about 41% of the world’s refined copper and it is expected to continue to grow and may rise to 52% by 2025 given the huge infrastructure development programs in China. Today there is some concern about the slowing down of China’s growth rate. Despite the economic uncertainty, which could well lead to some slowing of copper consumption growth in the short term, there are good reasons to believe that growth in copper consumption will continue to be positive.

Outlook for the Copper Price

Recent reviews of copper price forecasts indicate an expectation of a long-term price range from $2.50 to $3.50 per pound in constant 2013 dollars. Selmar suggests that assuming a range of $5,500 to $6,600 per tonne ($2.50 to $3.00 per pound) in constant 2013 dollars is reasonable for the longer term project price scenario. This longer term forecast may be conservative. Over the last few months, many analysts from banks and other institutions and organizations have decreased their near-term price forecasts, but, despite the current uncertainty, the majority view is for copper prices to remain in dollars of the day above this level for the next two or three years.

8 Source: Alfonso Gonzalez ©, November, 2013

Copper Concentrates 10 – 15 year Outlook

Total World concentrate production is predicted to rise from about 13.3 million tonnes copper contained in 2012 to nearly 25.3 million tonnes in 2025 assuming all current projects develop on time. Concentrate supplies are expected to increase particularly between 2013-2018 as a result of new projects now in the advanced feasibility and development stage and announced expansions of operational mines.

It should be noted that approximately 90% of the expected increased mine production during the period 2013 – 2025 will be in the form of concentrates.

Treatment and Refining Charges and other Commercial Terms

The copper concentrate market has seen significant structural imbalances between mine production and smelting capacities and by the middle years of this decade, if all new project and expansion plans are met, there will be a surplus of concentrates which could last for several years. Increasing treatment charges will also result from increased smelter costs and China is already moving towards achieving more economic smelter terms. Table 9 and 10 put into perspective the variation in treatment charges (“TC”) and copper refining charges (“RC”) terms over 2007 to 2013. Forecasts for benchmark TC/RC’s for the next 5 years are shown in Table 11.

Table 9: TC/RC’s Benchmark Terms

	2007	2008	2009	2010	2011	2012	2013	2013
Material	Anual	Anual	Anual	Anual	Anual	Anual	Anual	Mid-year
TC $/dmt	60	45	75	46.5	56.5	63.5	70	73.5
RC /lb	6	4.5	7.5	4.65	5.65	6.35	7	7.35

Table 10: TC/RC’s Spot Terms

	2007	2008	2009	2010	2011	2012	2013	2013
Material	Start	Start	Start	Start	Start	Start	Start	Mid-year
TC $/dmt	50	45	80	5 - 10	70 - 80	20 - 30	70	85 - 90
RC /lb	5	4.5	8	0.5 - 1	7 - 8	2 - 3	7	8.5 - 9.0

Table 11: Outlook for Annual Contract Concentrates TC/RC’s

						Study
Material	Year 2014	Year 2015	Year 2016	Year 2017	Year 2018	Consensus Long Term
TC $/dmt	88	95	110	110	100	75
RC /lb	8.8	9.5	11.0	11.0	10.0	7.5

The study consensus long term takes into consideration historical trending over a longer period and the cyclic nature of refinery charges. The assumptions recommended for the 2014 PEA evaluation of Caspiche calcine concentrates are presented in Table 12.

Table 12: Concentrates – Commercial Terms Assumptions

Item	Unit	Value
Payable Metal
Cu Smelter Deduction	%	3.50
Au Smelter Deduction	%	2.50
Ag Smelter Deduction (Over 30 g/t)%		10.00
Commercial Terms
Cu TC	US$/Dmt	75
Cu RC	US$/lb	7.5
Au SRC	US$/oz	7.0
Ag SRC	US$/oz	0.5
As Penalty (0.1%, As > 0.2%)	US$/dmt	5
Sb Penalty (0.1%, Sb > 0.1%)	US$/dmt	4
Ground Transport	US$ /t of conc.	64.4
Port storage & loading	US$ /t of conc.	7.4
Ocean Freight	US$ /t of conc.	70
Transportation Dore	US$/oz	0.25

Caspiche Concentrates Marketability

Alquimia has provided Selmar with details relative to the expected annual productions and concentrate assays for both the unroasted flotation copper concentrate and for the calcined concentrates after partial roasting as shown in Table 13.

Table 13: Caspiche Concentrates Expected Annual Production

Item	Unit	Value
Ore treatment	ktpa	9,850
Flotation concentrate
Flotation concentrate production	Mtpa	115.00
Copper grade flotation concentrate	%	25 - 27
Arsenic grade flotation concentrate	%	1.5 - 4.5
Gold grade flotation concentrate	g/t	40 - 60
Calcine concentrate
Calcine concentrate production	Mtpa	105.00
Copper grade in Calcine	%	28 - 30
Arsenic grade in Calcine	%	0.10 - 0.25
Gold grade in Calcine	g/t	40 - 70

Without any discussion with smelters to ascertain the quantity that can be taken and the cost thereof, in Selmar’s opinion, based on the calcine quality supplied by Exeter at about 29% copper, 54 g/t gold, 110 g/t silver, 25% sulphur, arsenic levels of less than 0.2% and antimony levels of 0.16%, it should be feasible to find a sustainable long-term market for such concentrates.

Selmar has also noted that there may be limited appetite for offtakers to take smaller quantities of Caspiche concentrate which has not been calcined. A penalty for arsenic and antimony would be applied. This has not been considered in the base case financial assessment.

Doré Metal Market

This market is very competitive and in many cases payable metals approaches 100% of the analytical contents and there is not a great deal of variance in terms between refineries. This situation is expected to continue in the foreseeable future.

Selmar suggests the following terms are used for purposes of doré metal evaluation:

•	Gold return rate	:	99.7% of the analytical fine gold content

•	Silver return rate	:	98.5% of the analytical fine silver content

•	Treatment charge	:	US$0.50/oz gross weight received

•	Transport and insurance	:	US$4,700 per shipment; basis consignments of 200 kg.

Above fees include: Transport from mine site to Santiago, customs clearance, international air freight, reception in Zurich’s airport, customs clearance, ground transportation to the refinery in Switzerland and 100% insurance coverage door to door.

The long term gold price consensus assumptions seen in the market recently for major projects are in the US$1,200 to US$1,500 per ounce range. Consensus opinion is illustrated in Table 14.

Table 14: Analysts’ Consensus for Gold Price 2013 – 2017 and Long Term

Analysis	2013	2014	2015	2016	2017	Long Term
BMO	1,425	1,275	1,200	1,200	1,200	1,200
Canaccord Genuity	1,426	1,327	1,337	1,357	1,357	1,357
CIBC	1,395	1,350	1,300	1,200	1,200	1,200
Cormark	1,440	1,400	1,400	1,400	1,400	1,400
Credit Suisse	1,400	1,180	1,200	-	-	1,300
Deutsche Bank	1,432	1,338	1,325	1,400	-	-
Dundee	1,408	1,393	1,425	1,375	-	-
Havywood	1,425	1,400	1,400	1,400	1,400	1,400
Jennings	1,400	1,500	1,500	1,500	1,500	1,500
J.P. Morgan	1,430	1,414	1,450	-	-	1,500
Macquire	1,385	1,294	1,288	1,390	1,440	1,250
Morgan Stanley	1,409	1,313	1,300	1,275	1,250	1,348
National Bank Financial	1,414	1,300	1,500	1,700	1,400	1,400
RBC	1,430	1,400	1,400	1,400	1,400	1,400
Raymond James	1,420	1,400	1,400	1,400	1,400	1,200
Selmar	1,419	1,300	1,350	1,350	1,325	1,325
Scotiabank	1,427	1,300	1,400	1,500	1,300	1,300
Societe Generale	1,400	1,125	1,100	1,050	1,000	900
Stonecap	1,500	1,500	1,400	1,350	1,350	1,350
TD Securities	1,432	1,350	-	-	-	1,300
Wilson HTM	1,675	1,689	1,606	1,480	1,390	1,200
Average	1,433	1,359	1,364	1,374	1,332	1,307

Source: Scotiabank, as published in the December 2014 PEA.

Capital Cost Estimate

Capital cost estimates are composed of the following:

•	Direct cost of construction and assembly: Acquisitions of equipment supply, labour, auxiliary equipment for construction and building materials are considered.

•	Indirect project costs: Transportation and equipment insurance, general spare parts, vendor’s representatives, detailed engineering, EPCM, start up and owner costs are considered.

•	Contingency estimation based on Direct Cost plus Indirect Cost.

•	Sustaining capital is defined as that required to maintain operations and may include capital spent on expansion or new infrastructure items such as tailings dam.

•	Deferred capital is that required to complete an expansion in the mine and process plant.

Table 15 summarizes initial, deferred and sustaining capital cost, including contingencies, required for each option.

Table 15: Capital Costs Summary

	Option 1	Option 2	Option 3	Option 4	Option 5
Area	US$ M	US$ M	US$ M	US$ M	US$ M
Initial Capex	251	372	388	368	947
Mine	36	37	53	37	193
Open Pit Mine	36	37	38	37	0
Underground Mine	0	0	15	0	193
Process Plant	174	270	266	266	615
Oxide Plant	174	270	266	266	0
Sulphide Plant	0	0	0	0	615
Contingency	41	65	69	65	139
Sustaining Capex	93	926	1,579	537	560
Mine	6	158	638	42	444
Open Pit Mine	6	68	16	42	0
Underground Mine	0	90	622	0	444
Process Plant	69	627	692	401	21
Oxide Plant	69	0	68	84	0
Sulphide Plant	0	627	624	317	21
Contingency	18	141	249	94	95
Total Capex	344	1,297	1,968	903	1,507

Operating Costs Estimate

The 2014 PEA operating costs have been estimated for the operating areas of Mining, Process Plant, Infrastructure and Administration. Costs were reported under subheadings related to the function of each of the areas identified.

Table 16 summarizes total operating cost by area, as well as average unit operating cost. Labor costs for mine and process plant consider only up to Superintendent Level. All superior positions are considered as administration costs.

The operating costs are considered to have accuracy of ± 30% with a 90% probability of occurrence, based on the assumptions listed in this section of the report. All unitary operating costs are expressed in processed tonnes.

Table 16: Summary of Operating Costs

	Option 1 (LOM)		Option 2 (LOM)		Option 3 (LOM)		Option 4 (LOM)		Option 5 (LOM)
Area	US$ M	US$/t	US$ M	US$/t	US$ M	US$/t	US$ M	US$/t	US$	US$/t

Mine
Open Pit Mine	333	3.1	1,250	4.9	314	2.9	685	3.6	0	0.0
Underground Mine	0	0.0	0	0.0	4,877	13.9	0	0.0	4,877	13.9
Total Mine	333	3.1	1,250	4.9	5,191	16.8	685	3.6	4,877	13.9

Process Plant
Oxide Plant	361	3.4	394	2.8	298	2.7	358	2.7	0	0.0
Sulphide Plant	0	0.0	749	6.7	3,706	10.6	394	6.5	3,712	10.6
Total Plant	361	3.4	1,143	9.5	4,004	13.3	752	9.2	3,712	10.6

Total	694	6.5	2,393	14.4	9,195	30.1	1,437	12.8	8,589	24.5

US$/t: Costs per tonne processed

Economic Analysis

The economic analysis is based on the estimated CAPEX and OPEX and revenue calculated thereof. The CAPEX and OPEX were developed as noted in the relevant section of the 2014 PEA. Cash flow and economic analyses were performed from the effective date that equipment was on the project site.

The economic analysis is presented in a pre and post-tax format, and includes the Anglo American and third party royalty totalling 3.08% and the Chilean state royalty. A post-tax discussion is also included in this report but as Alquimia is not a financial advisor these figures should be confirmed with a recognised tax expert. Sensitivities based on commodity price, metals recovery, operating cost and capital expenditure variation were performed and discussed in the relevant section of the 2014 PEA.

Since the analysis is based on a cash flow estimate, it should be expected that actual economic results might vary from these results. The 2014 PEA has been completed to a level of accuracy of ± 35%. The 2014 PEA is not a preliminary feasibility study or feasibility study as defined by the NI 43-101 guidelines.

There are no mineral reserves defined by the 2014 PEA study, as the PEA is only a conceptual analysis of potential economic viability.

The economic analysis contained in the 2014 PEA is considered preliminary in nature and there is no certainty that the preliminary economic assessment will be realized. No inferred mineral resources form part of the 2014 PEA economic evaluation and no mineral reserves for the 2014 PEA have been established. Mineral resources are not mineral reserves and have not demonstrated economic viability. There is no certainty that economic forecasts outlined in the 2014 PEA will be realized. The 2014 PEA and the Cube 2012 Mineral Resource (as defined herein) may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors.

Economic parameters used for the evaluation are shown in Table 17.

Table 17: Main Economic Parameters

Item	Unit	Value
Economics
Cu Price	US$/lb	3.00
Au Price	US$/oz	1,300
Ag Price	US$/oz	20
Discount Rate	%	5.0
Taxes & Royalties
NSR Royalty	%	3.08
State Royalty	%	Variable
Income Tax Rate	%	20 / 35
Bullion Terms
Payable Au	%	99.70
Payable Ag	%	98.50
Refining Charge	US$/oz pay.	0.50
Armored Transportation	US$/oz ship.	0.77
Transportation Dore	US$/oz ship.	0.25
Calcine Terms
Cu TC	US$/Dmt	75
Cu RC	US$/lb	7.50
Au SRC	US$/oz	7.00
Ag SRC	US$/oz	0.50
As Penalty (0.1%, As > 0.2%)	US$/dmt	5
Sb Penalty (0.1%, Sb > 0.1%)	US$/dmt	4
Ground Transport	US$ /t of conc.	64.4
Port storage & loading	US$ /t of conc.	7.4
Ocean Freight	US$ /t of conc.	70
Transportation Dore	US$/oz	0.25

Production and Revenue

Revenues by saleable product such as, doré bars, calcine and concentrate and sub-product, such as, Cu2S and sulphuric acid are summarized in Table 18.

Table 18: Production and Revenues Summary

Item	Unit	Option 1	Option 2	Option 3	Option 4	Option 5
Au	Moz	1.24	3.50	8.30	2.43	7.13
Ag	Moz	2.21	5.80	14.40	4.30	12.10
Cu	Mlb	-	582	2,407	319	2,407
Sulphuric Acid	Mt	-	0.32	1.30	0.18	1.30
Revenues	US$ M	1,640	5,980	16,730	3,850	15,100

Economic Evaluation Results

Based on the projections resulting from the financial model, the pre-tax NPV, IRR and payback periods are shown in Table 19.

Table 19: Summary of Pre-Tax Economic Evaluation Results

Indicator	Unit	Option 1	Option 2	Option 3	Option 4	Option 5
NPV @ 5%	US$ M	355	967	1,636	738	1,305
IRR	%	34.7%	27.2%	20.0%	30.7%	15.6%
Payback Period	years	3.4	6.1	7.7	4.6	9.8
LOM	years	10	18	41	18	41

Table 20 shows post-tax main economic indicators, considering 20% and 35% income tax rates.

Table 20: Summary of Post-Tax Economic Evaluation Results (20% income tax rate)

Indicator	Unit	Option 1	Option 2	Option 3	Option 4	Option 5
20% Tax Rate
NPV @ 5%	US$ M	279	737	1,271	575	985
IRR	%	30.2%	22.7%	17.6%	26.1%	13.8%
Payback Period	years	3.5	6.6	8.0	5.5	10.2
35% Tax Rate
NPV @ 5%	US$ M	218	587	1,042	469	811
IRR	%	26.3%	22.9%	16.2%	23.6%	12.8%
Payback Period	years	3.6	7.8	8.1	5.9	10.3

Conclusions and Recommendations

•	No fatal flaws were identified during the course of the Caspiche Project Preliminary Economic Assessment. The recommendations are largely based on normal metallurgical and other development test work which would be part of project development.

•	The study involved the evaluation of the economic potential of developing three primary options and 2 secondary options, as follows:

°	Option 1: 30 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching

°	Option 2: 60 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching and 27 ktpd open pit mine for gold and copper sulphide mineralization treated in a conventional concentrator plant

°	Option 3: 60 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching and 27 ktpd underground mine for gold and copper sulphide mineralization treated in a conventional concentrator plant.

°	Option 4: 60 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching and 12 ktpd open pit mine for gold and copper sulphide mineralization treated in a conventional concentrator plant

°	Option 5: 27 ktpd underground mine for gold and copper sulphide mineralization treated in a conventional concentrator plant.

•	The conclusion of the pit optimization stage suggested design of a series of practical phases and pits for each option.

°	Option 1: The ultimate pit has been divided in 4 phases. This option contains 107 Mt of Measured and Indicated resource (M+I) at an average head grade of 0.44 g/t Au and 1.58 g/t Ag.

°	Option 2: The ultimate pit has been divided in 4 phases for the initial oxide production and 3 phases for the extended pit including sulphide production. This option contains 143 Mt M+I resource at an average head grade of 0.38 g/t Au and 1.54 g/t Ag in the oxide mineralization and 207 Mt of M+I resource at an average head grade of 0.55 g/t Au, 1.12 g/t Ag and 0.20% Cu in the sulphide mineralization.

°	Option 3: The ultimate pit has been divided in 4 phases for the initial oxide production. Underground planning indicates 25 levels with stopes of 30 m x 40 m x 50 m. This option contains 110 Mt of M+I resource at an average head grade of 0.42 g/t Au, 1.62 g/t Ag in the oxide mineralization and 351 Mt of sulphide M+I resource at an average head grade of 0.83 g/t Au, 1.45 g/t Ag and 0.35% Cu.

°	Option 4: The ultimate pit has been divided in 4 phases for the initial oxide production and 1 phase for the extended pit including sulphide production. This option contains 131 Mt of M+I resource at an average head grade of 0.40 g/t Au and 1.55 g/t Ag in the oxide mineralization and 59 Mt of sulphide M+I resource at an average head grade of 0.76 g/t Au, 1.18 g/t Ag and 0.27% Cu.

°	Option 5: Underground planning indicates 25 levels with stopes of 30 m x 40 m x 50 m. This option contains 351 Mt of sulphide M+I resource at an average head grade of 0.83 g/t Au, 1.45 g/t Ag and 0.35% Cu.

•	Proposed mine plans are appropriate to the mineralization.

•	The mining inventory is based on Measured and Indicated resources only.

•	Based on the current assumptions the financial analysis indicated that all alternatives for the project had a net positive cash flow and an internal rate of return that supports further study for the potential development of Caspiche.

•	OPEX and CAPEX used for the project represents those expected for a project of this type exhibiting average characteristics of abrasiveness and hardness; grades and rock type characterizations as indicated in the geological section. Operating costs were generated from first principles and benchmarked against other operations, and capital costs were based on referential quotations, database information and were also benchmarked against similar operations.

•	The mine plan is appropriate to the mineralization and adequately reflects the deposit type, dimensions and host rock characterization.

•	Additional metallurgical studies at pilot plant level are needed to optimize recovery and equipment selection, on oxide and sulphide mineralization. The sulphide metallurgical studies should include: geometallurgical mapping of the deposit to link geological units with metallurgical performance; further studies on gold recovery from the flotation scavenger tailings and low grade copper recovery testwork as a minimum.

•	Should Exeter complete additional studies and determine that the project be advanced to a development decision, an approved environmental impact study will be required and additional baseline studies required to support the impact study should be initiated as soon as possible.

•	Additional geotechnical and hydrological studies are required particularly to model surface water flows into the vegas or seasonal creeks.

DIVIDENDS AND DISTRIBUTIONS

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future, although there are no restrictions that prevent the Company from paying dividends.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s capital structure consists of an unlimited authorized share capital. As of December 31, 2016, the Company had 88,660,253 common shares issued and outstanding. As of the date hereof the Company has 88,716,503 common shares issued and outstanding.

All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on liquidation, dissolution or winding-up and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote their shares at the meetings. Each common share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid its liabilities. There is no set dividend rate or dividend schedule for the common shares. The board of directors of the Company will decide if and when dividends should be declared and paid.

The Company’s common shares are not subject to any future call or assessment and there are no provisions for exchange, conversion, exercise, redemption or retraction.

As of December 31, 2016 the Company had 7,192,500 outstanding stock options to purchase common shares with a weighted average exercise price of $0.53 per share. As of the date hereof, the Company has 7,236,250 outstanding stock options to purchase common shares with a weighted average exercise price of $0.55 per share.

The Options are governed by the Company’s stock option plan last approved by shareholders on June 7, 2016 (the “Option Plan”), and each vested Option is exercisable for one Common Share upon the payment of the exercise price. A copy of the Option Plan is available for review at the offices of the Company or the registered offices of the Company, at Suite 2900, 550 Burrard Street, Vancouver, British Columbia V6C 0A3.

MARKET FOR SECURITIES

The Company was incorporated on February 10, 1984 and its common shares are listed for trading on the TSX under the symbol “XRC”.

On November 9, 2006, the Company began trading its common stock on the NYSE MKT under the symbol “XRA”.

The Company’s common shares were also listed for trading on the Deutsche Börse AG Regulated Unofficial Market of the Frankfurt Stock Exchange under the symbol “EXB” effective May 3, 2004.

On October 27, 2009, the Company’s common shares commenced trading on the TSX. Prior to trading on the TSX, the Company’s common shares were listed for trading on the TSX Venture Exchange. The following table shows the price ranges and volume traded of the Company’s common shares on the TSX on a monthly basis for the most recently completed financial year ended December 31, 2016:

Year	Month	Open	High	Low	Close	Volume

2016	January	0.43	0.56	0.43	0.52	849,863
	February	0.53	0.73	0.53	0.70	815,919
	March	0.70	0.87	0.67	0.72	932,588
	April	0.72	1.34	0.70	1.26	1,446,505
	May	1.33	1.33	0.97	1.05	720,999
	June	1.02	1.83	0.92	1.63	1,550,736
	July	1.65	1.90	1.49	1.78	2,003,297
	August	1.94	1.94	1.44	1.53	1,645,674
	September	1.50	1.76	1.50	1.70	1,104,483
	October	1.69	1.69	1.41	1.55	705,569
	November	1.60	1.66	1.02	1.02	1,342,002
	December	1.02	1.10	0.89	1.01	1,211,914

PRIOR SALES

No stock options were granted by the Company during the year ended December 31, 2016.

DIRECTORS AND EXECUTIVE OFFICERS

Name, Address and Occupation

Each director is elected at the annual meeting of shareholders or appointed pursuant to the provisions of our articles and applicable law to serve until the next annual meeting or until a successor is elected or appointed, subject to earlier resignation by the director. The names and municipalities of residence, present positions with the Company and principal occupations during the past five years of the directors and executive officers of the Company as at December 31, 2016 are as follows:

Name, Position(s) with the Company (1) and Municipality of Residence(2)	Principal Occupation (2)	Period (s) Served as a Director
Bryce G. Roxburgh Co-Chairman of the Board Director Manila, Philippines	Co-Chairman of the Company since February 27, 2013; President and CEO of the Company from September 2003 to March 2013; Chairman of Rugby Mining Limited since January 2007; Co-Chairman of Extorre Gold Mines Limited from March 2010 until August 2012.	March 20, 2003 to date

Yale R. Simpson Co-Chairman of the Board Director West Vancouver, B.C. Canada	Co-Chairman of the Company since February 27, 2013; Chairman of the Company from September 11, 2003 to February 27, 2013; Director of Rugby Mining Limited since January 2007; Adamera Minerals since February 2013; President of Canaust Resource Consultants Ltd. since 1992; Co-Chairman of Extorre Gold Mines Limited from March 2010 until August 2012; Director of Diamonds North Resources Ltd. from March 2002 to February 2013; Maudore Minerals Ltd. from November 2010 to June 2012; Independence Gold Corp. from December 2011 to October 2014.	June 10, 2003 to date

Robert G. Reynolds (3)(4)(5) Director Sydney, Australia	Director of Rugby Mining Limited since January 24, 2007; Dacian Gold Limited since October 2012; Convergent Minerals Limited from December 2011 to December 2016; Extorre Gold Mines Limited from March 2010 until August 2012; Global Geoscience Limited from December 2007 to December 2015; and Chesser Resources Limited from October 2012 to February 2015.	June 12, 2007 to date

Julian Bavin (3)(4)(5) Director Santiago, Chile	Director of Prism Resources since May 2012; Minera IRL Ltd from December 2015 to December 2016; Pan Global Resources from June 2010 to July 2015; Estrella Resources from May 2012 to June 2015	March 25, 2010 to date

John Simmons (3)(4)(5) Director Sydney, Australia	Fellow of the Institute of Chartered Accountants in Australia. Partner with Simmons Johnson & Co. Chartered Accountants (now Nexia Court) from 1978 to 2012.	August 18, 2010 to date

Name, Position(s) with the Company (1) and Municipality of Residence(2)	Principal Occupation (2)	Period (s) Served as a Director
Wendell M. Zerb President and Chief Executive Officer Burnaby, B.C. Canada	Appointed as President and Chief Executive Officer on February 27, 2013; Senior Mining Analyst for Canaccord Capital from March 2005 to July 2012 registered Professional Geologist with the Association of Professional Engineers, and Geoscientists of Alberta (APEGA).	N/A

S. R. Jeremy Perkins VP Development and Operations Sydney, Australia	Appointed as Vice President Development and Operations on February 1, 2005; Chartered Professional Metallurgist (CPmet), Director and Principal, J Perkins & Associates Pty Ltd, an industry consultant firm since 1989.	N/A

Cecil Bond Chief Financial Officer Langley, B.C. Canada	Appointed as Chief Financial Officer on April 13, 2005; Chartered Professional Accountant. Director of Rugby Mining Limited from March 2009 until September 2012; Director of Extorre Gold Mines Limited from December 2009 to March 2010; VP Finance of Extorre from March 2010 until August 2012; Director and officer of various private companies.	N/A
(1)	For the purposes of disclosing positions held in the Company, “Company” includes the Company and any parent or subsidiary thereof.
(2)	The information as to province or state and country of residence, principal occupation has been furnished by the respective individuals.
(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Nominating and Corporate Governance Committee.

At December 31, 2016, the Company’s directors and executive officers, as a group, beneficially owned, controlled or directed, directly or indirectly, a total of 7,427,452 shares, representing 8.38% of the Company’s common shares. As at the date of this AIF, the Company’s directors and executive officers, as a group, beneficially owned, controlled or directed, directly or indirectly, a total of 7,850,036 shares, representing 8.85% of the Company’s common shares. The information as to number of shares beneficially owned by (directly or indirectly or over which control or direction is exercised) has been furnished by the respective individuals.

CEASE TRADE ORDERS

No director or executive officer of Exeter is, at the date of this AIF, or within ten years before the date of this AIF, has been a director, chief executive officer or chief financial officer of any company (including Exeter) that, while that person was acting in the capacity as director, chief executive officer or chief financial officer, or which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

The foregoing, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers.

PENALTIES OR SANCTIONS

No director or executive officer of Exeter, or a shareholder holding a sufficient number of securities of Exeter to affect materially the control of Exeter, has

a)	been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision about Exeter.

The foregoing, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers.

BANKRUPTCIES

No director or executive officer of Exeter:

a)	is, as the date of the AIF, or has been within 10 years before the date of the AIF, a director or executive officer of any company (including Exeter) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, state the fact; or

b)	has within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

The foregoing, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers.

CONFLICT OF INTEREST

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies. While the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to upholding the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings, nor to the knowledge of management, are there any legal proceedings pending which may materially affect the business and affairs of the Company, other than the Cerro del Medio claim – see “General Development of the Business – Three Year History – 2014” above.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests which they may have in any project or opportunity of the Company. The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and required disclosures by directors and officers of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. Such directors or officers in accordance with applicable laws will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

During the three most recently completed financial years, no director, executive officer or person or company that beneficially owned, controlled or directed, directly or indirectly more than 10% of the shares of the Company or any associate or affiliate of such persons or companies had any material interest, direct or indirect, in any transaction which has materially affected or is reasonably expected to materially affect the Company or its subsidiaries.

TRANSFER AGENT

The Company’s transfer agent for its common shares is Computershare Investor Services Inc., at its Vancouver, B.C. office. Computershare Investor Services United States acts as the co-transfer agent for U.S. purposes.

MATERIAL CONTRACTS

The Company has the following material contracts:

1.	Purchase Agreement dated April 13, 2011 between Sociedad Contractual Minera Eton Chile (Exeter Resource Corporation) and Anglo American Norte S.A. (formerly Minera Anglo American Chile Limitada and Empresa Mantos Blancos S.A.) regarding the Caspiche project – see “Principal Project – Caspiche” above.

2.	Easement Agreement dated December 28, 2016 between Sociedad Contractual Minera Eton Chile (Exeter Resource Corporation) and the Chilean government regarding the Caspiche project – see “General Development of the Business – Three Year History” above.

3.	Joint Venture Agreement as amended dated February 25, 2014 between Sociedad Contractual Minera Eton Chile (Exeter Resource Corporation) and the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation regarding the Caspiche project – see “General Development of the Business – Three Year History” above.

4.	Lease Agreement dated June 14, 2016 between Sociedad Contractual Minera Eton Chile (Exeter Resource Corporation) and the BBNN regarding the Caspiche project – see “Principal Project – Caspiche” above.

5.	Option Agreement dated January 12, 2017 between Sociedad Contractual Minera Eton Chile (Exeter Resource Corporation) with Cleanairtech Sudamerica SA (“CAT”) regarding the Caspiche project – see “General Development of the Business – Three Year History” above.

NAME AND INTEREST OF EXPERTS

The following persons or companies have been named as having prepared or certified a report described or included in a filing, or referred to in a filing made under National Instrument 51-102 during or relating to the most recently completed financial year:

•	Mr. Carlos Guzmán, Mining Eng., FAusIMM, Ms. Leticia Conca, Mining Eng. and Mr. Rick Adams, BSc. are the authors of a report entitled “Amended NI 43-101 Technical Report on the Caspiche Project, Atacama Region, Chile”.

•	PricewaterhouseCoopers LLP are the auditors who issued the auditor’s report for the Company’s annual financial statements for the financial years ended December 31, 2016, 2015 and 2014. PricewaterhouseCoopers LLP is independent with respect to the Company within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

To the best of the Company’s knowledge, neither the qualified persons referenced above, nor any director, officer, employee or partner of such qualified persons, has received or will receive a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of the aforementioned company beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company.

AUDIT COMMITTEE

The Audit Committee is appointed by the board of directors of the Company to oversee the accounting and financial reporting process of the Company, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also reviews and recommends to the board of directors for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities.

The Company’s Audit Committee Charter (the “Charter”) is attached as Appendix A hereto.

As at the date hereof, the Audit Committee is composed of: Robert G. Reynolds, John Simmons and Julian Bavin, all of whom are “financially literate” and “independent” within the meaning of National Instrument 52-110 – Audit Committees (“MI 52-110”).

Mr. Reynolds, Chairman of the Audit Committee, is a retired Chartered Accountant with over 35 years’ experience in commerce and practice and over 25 years in the mining industry which provides him with an understanding of the accounting principles used by the Company to prepare its financial statements, the ability to assess the general application of such accounting principles and analyze or evaluate financial statements, and an understanding of internal controls and procedures for financial reporting.

Mr. Simmons, a Chartered Accountant with over 40 years’ experience, has a clear understanding of the accounting principles used by the Company to prepare its financial statements; has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements; and has an understanding of internal controls and procedures for financial reporting.

Mr. Bavin has 30 years of technical, operational and commercial experience in mineral exploration gained from work in a wide range of commodities and jurisdictions. Mr Bavin has a Bachelor of Science from the University of Leicester, a Master of Science from Imperial College in London, and is a graduate of the Senior Executive Programme at the London Business School.

Audit Committee Oversight

During the most recently completed financial year, the Company’s board of directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit and non-audit services to be provided to the Company by its independent auditors. The Audit Committee may delegate to one or more of its members the authority to pre approve non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor. The pre-approval of non-audit services must be presented to the Audit Committee at its first scheduled meeting following such pre-approval. The Audit Committee may satisfy its duty to pre-approve non-audit services by adopting specific policies and procedures for the engagement of the non-audit services, provided the policies and procedures are detailed as to the particular service, the Audit Committee is informed of each non-audit service and the procedures do not include delegation of the Audit Committee’s responsibilities to management. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2016 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

Audit Fees, Audit-Related Tax and All Other Fees

The following table sets out the aggregate fees billed by the Company’s external auditor for the two most recently completed financial years.

PricewaterhouseCoopers LLP
Financial Year Ending	Audit Fees (1)	Audit-Related Fees (2)	Tax Fees(3)	All Other Fees(4)
2016	$58,742	$4,200	$Nil	$2,240
2015	$75,710	$8,925	$578	$2,318
(1)	The aggregate fees billed by the Company’s external auditor for audit services.
(2)	The aggregate fees billed by the Company’s external auditor for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements which are not included under the heading “Audit Fees”, including review of interim financial statements and read & comments on interim financial statements.
(3)	The aggregate fees billed for tax compliance, tax advice and tax planning services.
(4)	Other than as disclosed above, the Company’s external auditor has not billed the Company for any products or services during the last two financial years. Fees relate to services relating to short form prospectus filings and information circulars.

ADDITIONAL INFORMATION

Additional financial and other information is provided in the following documents which can be found on SEDAR at www.sedar.com and on EDGAR website at www.sec.gov:

•	the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2016 ; and

•	the Company’s information circular filed on May 9, 2016, which includes directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans.

Copies of the above documents and this AIF are also available upon request to the Financial Manager of the Company at its corporate head office.

Appendix A

Charter of the Audit Committee of the Board of Directors
of Exeter Resource Corporation (the “Company”)

Article 1 – Mandate and Responsibilities

The Audit Committee is appointed by the board of directors of the Company (the “Board”) to oversee the accounting and financial reporting process of the Company and audits of the financial statements of the Company. The Board and management will ensure that the Audit Committee has adequate funding to fulfill its duties and responsibilities. In addition to other duties that the Board may from time to time assign to it, the Audit Committee’s primary duties and responsibilities are to:

1.	Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

2.	Review recommendations made by the external auditors of the Company, report to the Board with respect thereto and with respect to external audit reports of the Company, and take any necessary actions in connection therewith.

3.	Consult with the external auditors, senior management of the Company and such other advisers as the Audit Committee may deem necessary regarding their evaluation of the adequacy of the Company’s “internal controls over financial reporting” and “disclosure controls and procedures” (as such terms are defined by the Securities and Exchange Commission (the “SEC”)) or any other such regulatory body having jurisdiction over the Company, and make specific recommendations to the Board in connection therewith.

4.	Review the external audit reports of the Company and the Company’s financial statements, MD&A and if required, annual and interim earnings press releases and discuss such information with the external auditor before the Company publicly discloses this information.

5.	Be satisfied that adequate procedures are in place for the review of all other public disclosure of financial information extracted or derived from the Company’s financial statements, and to periodically assess the adequacy of those procedures.

6.	Review periodically the Company’s Code of Ethics and the Company’s program to monitor compliance therewith.

7.	Review and reassess the adequacy of this Charter on an annual basis in accordance with applicable audit committee requirements of the SEC, the NYSE MKT, the Toronto Stock Exchange (“TSX”), the Canadian Securities Administrators (the “CSA”) and any other such regulatory body having jurisdiction over the Company.

8.	Review and evaluate at least annually its own performance and effectiveness.

Article 2 – Membership

1.	The Audit Committee shall consist of no fewer than three directors as determined by the Board.

2.	All of the members of the Audit Committee shall meet the applicable independence and experience requirements as required by any legislation applicable to the Company, including the Sarbanes-Oxley Act of 2002, TSX, SEC and NYSE MKT rules, and National Instrument 52-110 Audit Committees (“MI 52-110”) and any other applicable securities laws, rules or requirements of any stock exchange upon which the Corporation’s securities are listed as in effect from time to time.

3.	The members and Chairperson of the Audit Committee shall be appointed and may be removed by the Board.

4.	Each member of the Audit Committee shall in the judgment of the Board, have the ability to read and understand the Company’s basic financial statements.

5.	One of the members of the Audit Committee shall be an “audit committee financial expert” pursuant to the requirements of the SEC and NYSE MKT.

Article 3 – Meeting

1.	The Audit Committee will meet as often as it determines, but on at least a quarterly basis. Special meetings shall be convened as required. External auditors may convene a meeting if they consider that it is necessary.

2.	The committee may invite such other persons (e.g. the CEO and/or the CFO) to its meetings, as it deems appropriate.

3.	The external auditors may be present at each audit committee meeting at the request of the Chairman, and be expected to comment on the financial statements in accordance with best practices.

4.	Minutes of the proceedings of all meetings will be kept.

Article 4 - Pre-Approval of Non-Audit Services

The Audit Committee will be responsible for the pre-approval of all audit services and permissible non-audit services to be provided to the Company by the external auditors, subject to any exceptions provided in the Securities Exchange Act of 1934, as amended, and the rules of the SEC promulgated thereunder.

The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor. The pre-approval of non-audit services must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.

The Audit Committee may satisfy its duty to pre-approve non-audit services by adopting specific policies and procedures for the engagement of the non-audit services, provided the policies and procedures are detailed as to the particular service, the Audit Committee is informed of each non-audit service and the procedures do not include delegation of the Audit Committee’s responsibilities to management.

Article 5 - External Advisors

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

Article 6 - External Auditors

The external auditors are ultimately accountable to the Audit Committee and the Board, as representatives of the shareholders. The external auditors will report directly to the Audit Committee. The Audit Committee will:

1.	Be directly responsible for the appointment and compensation (subject to any necessary shareholder approval), retention and oversight of the work of the Company’s external auditors and the external auditors shall report directly to the Audit Committee.

2.	Ensure receipt of an annual formal written statement from the Company’s external auditors delineating all relationships between the external auditors and the Company and discuss with the external auditors any such relationships that may impact the objectivity and independence of the external auditors; and take appropriate action to oversee the independence of the external auditors.

3.	Assure the regular rotation of the lead audit partner and the concurring partner every five years (with a five year time-out period after rotation), and the regular rotation of other audit partners engaged in the annual audit every seven years (with a two year time-out period after rotation), or as otherwise required by law or the rules of the SEC and NYSE MKT.

4.	Set clear hiring policies for partners and employees or former partners and employees of the present and former external auditors of the Company.

5.	Be satisfied that the Company has adopted procedures to ensure proper review and oversight of all related-party transactions, as such term is defined by the rules of the NYSE MKT or if applicable TSX.

6.	Review the external auditors’ audit plan to see that it is sufficiently detailed and covers any significant areas of concern that the Audit Committee may have.

7.	Before or after the financial statements are issued, discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Chartered Professional Accountants of Canada.

8.	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in the Company’s financial reporting.

9.	Obtain and review annually, where considered necessary, prior to the filing of the Company’s Annual Financial Statements and Annual Report on Form 20-F, a report from the external auditors describing (a) all critical accounting policies and practices used or to be used in the Company’s year-end financial statements (b) all alternative treatments, related to material items, allowed within International Financial Reporting Standards that have been discussed with management, including ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors, and (c) other material written communications between the external auditors and management, such as any management letter or schedule of unadjusted differences, and discuss with the external auditors any material issues raised in such report.

Article 7 - Legal Compliance

On at least an annual basis, the Audit Committee will review with the Company’s legal counsel any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations and inquiries received from regulators or governmental agencies.

Article 8 - Complaints

Individuals are strongly encouraged to approach a member of the Audit Committee with any complaints or concerns regarding accounting, internal accounting controls or auditing matters. The Audit Committee will from time to time establish guidelines for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The Audit Committee will further review periodically with management these guidelines and, if appropriate, any significant complaints received, to the extent required by the Sarbanes-Oxley Act of 2002 or MI 52-110 or the rules of the SEC, NYSE MKT, TSX or the CSA. In all cases the Audit Committee will conduct a prompt, thorough and fair examination, document the situation and, if appropriate, recommend to the Board appropriate corrective action.

To the extent practicable, all complaints will be kept confidential. The Company will not condone any retaliation for a complaint made in good faith.

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